Sit Investment Associates, Inc.
Equity

September 2007

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
Phone: 800-332-5580
Fax: 612-342-2111
Web Site: www.sitfunds.com

Outline of Presentation

I. Organizational Overview

Competitive Strengths

- We are a full product global asset manager offering management expertise in domestic equities, international equities and fixed income instruments. Our equity investment philosophy emphasizes growth investments and our fixed income philosophy focuses on high income with safety of principal;
- We have senior, experienced investment professionals who are actively involved in the investment process and client servicing, and are owners of Sit Investment Associates, Inc. Sit Investment is privately owned and intends to remain private;
- Sit Investment's Chief Investment Officer and other senior investment professionals have been continuously involved in the management of the clients' portfolios from their inceptions;
- We have the resources of a $7.5 billion investment management firm working for the benefit of our clients;
- Our growth-oriented investment philosophy allows us to be very responsive to growth opportunities in the developed and developing markets; and
- We have achieved very competitive investment results for client portfolios over extended periods utilizing our disciplined, fundamental research-driven investment process. We have a total of 33 full-time investment professionals, including 20 industry and geographically-focused equity analysts.

Sit Investment Associates Group

Sit Investment Associates, Inc.

Sit Investment Associates, Inc.
Domestic/Global Equity

- Large Cap Growth
- Mid/Small Cap Growth
- Dividend Growth
- Global

Sit International Investment Associates
International Equity

- EAFE+
- Pacific Basin/Developing Markets

Sit Investment Fixed Income Advisors, Inc.
Fixed Income

- Taxable
- Tax-Exempt

Sit Mutual Funds

- Domestic Growth Equity
- International Growth Equity
- Fixed Income

Sit Investment Associates Group
Global Investment Managers
Specializing In Growth Equity Portfolios And Fixed Income

Our Mission Statement

The firm is dedicated to a single purpose: to be one of the premier investment management firms in the United States.

Background

1981

- Sit Investment Associates founded in Minneapolis by Eugene C. Sit
- Sit Mutual Funds formed
- Sit Investment Associates is one of the largest minority-owned advisory firms in the U.S.

1984

- Sit Fixed Income division formed to manage taxable and tax-exempt fixed income portfolios

1989

- Sit International division formed to manage international and global portfolios

1994

- Small capitalization domestic growth product introduced

1999

- Commingled funds introduced

2004

- Dividend growth product introduced

Total Assets Under Management
As of September 30, 2007: $7.5 Billion

- Equity $2.5 Billion
- Fixed Income $5.0 Billion
- Institutional Separate Accounts $5.9 Billion
- Sit Mutual Funds $1.6 Billion

Investment Management & Research Organization Chart

Eugene C. Sit
Peter L. Mitchelson
Roger J. Sit

Global Equity Management

Eugene C. Sit
Peter L. Mitchelson
Roger J. Sit
Ronald D. Sit
Kent L. Johnson
Robert W. Sit
David A. Brown
Michael J. Stellmacher
John M. Bernstein
Matthew T. Loucks

Douglas A. Mikkonen
Raymond E. Sit
Janet K. Kinzler
Tasha M. Murdoff
Stacey M. Curme
Lori C. Hanson
Yang (Kevin) Lu
Bradley W. Meyer
Dawn M. Frandrup

Fixed Income Management

Michael C. Brilley
Debra A. Sit
Bryce A. Doty
Paul J. Jungquist
Mark H. Book
Christopher M. Rasmussen
Eric T. Nelmark
Todd S. Emerson
Jessica A. Malberg
Matthew T. Hilliard
Marci A. Lorge
Brian R. Gilbert
Brendan J. O'Sullivan

Biographies of Key People

Eugene C. Sit, CFA

Responsibilities:	**Chairman, CEO and Global Chief Investment Officer**	
Professional Experience:	1981-Present	Sit Investment Associates, Inc.
	1976-1981	IDS Advisory, President and CIO
	1968-1976	IDS Mutual Funds, Portfolio Manager
	1960-1968	Commonwealth Edison, Financial Assistant
Education:	DePaul University, BSC Accounting (1960)	
	Certified Public Accountant	
Investment Experience:	44 Years	
Age:	69	
E-mail:	ecs@sitinvest.com	

Peter L. Mitchelson, CFA

Responsibilities:	**Vice Chairman and Chief Strategist**	
Professional Experience:	1981-Present	Sit Investment Associates, Inc.
	1978-1981	IDS Advisory Senior Vice President
	1968-1978	McLean, Budden Limited, Montreal
Education:	Harvard University, Harvard Business School, MBA (1966)	
	University of Toronto, BComm (1964)	
Investment Experience:	39 Years	
Age:	66	
E-mail:	plm@sitinvest.com	

Roger J. Sit

Responsibilities:	**President and Deputy Chief Investment Officer**	
Professional Experience:	1998-Present	Sit Investment Associates, Inc.
	1991-1998	Goldman Sachs & Co. Vice President, Senior Equity Research Analyst
	1984-1990	Captain, United States Air Force
Education:	Harvard University, Harvard Business School, MBA (1991)	
	University of Southern California, MS Systems Technology (1987)	
	United States Air Force Academy, BS (1984)	
Investment Experience:	17 Years	
Age:	45	
E-mail:	rjs@sitinvest.com	

Research Responsibilities

Total Years Investment Experience 230 years

Average Years Investment Experience exceeds 14 years

Roger J. Sit
Director of Global Research and Investment Management

Eugene C. Sit, CFA
- Investment Strategy
  - Economics
  - Fixed Income
  - Washington
  - International
  - Global Equities
  - Domestic Equities
- Generalist
- Technology

Peter L. Mitchelson, CFA
- Economic Analysis
- Investment Strategy
  - Global Equities
  - Group Evaluations
  - Washington
  - Healthcare

Ronald D. Sit, CFA
- Retail
  - Gen. & Specialty Merchandising
- Consumer Services
  - Distribution Companies
  - Leisure & Publishing
  - Restaurant & Lodging
- Consumer Products
  - Apparel
  - Appliances & Furniture
  - Beverages & Food
- Economic Analysis

Kent L. Johnson, CFA
- Financial
  - Asset Managers/Brokers
  - GSE/Mortgage Finance
  - Insurance - Specialty
- Consumer
  - Autos & Related
  - Education
- Capital Goods/Defense
- Transportation
- Dir. Quant. & Portfolio Research
  - Earnings/Portfolio Construction
- Environmental Control

Robert W. Sit, CFA
- Technology
  - Software - All
  - Electronics Distributors
  - Information Services
  - Networking
  - Software Platforms & Appl.
  - Telecom Equipment
- Energy

John M. Bernstein
- Financial
  - Banks, S & L's
  - Consumer Finance
  - GSEs

Matthew T. Loucks, CFA
- Healthcare
  - Biotech & Medical Devices
  - Medical Technology
  - Pharmaceuticals
  - Healthcare Information Svcs
  - Healthcare Services

Michael J. Stellmacher, CFA
- Energy
  - Exploration & Production
  - Oil Services
- Telecommunications
  - Wireline Services
  - Wireless Services
- Electric Power Generation
- Commodity Cyclicals

Douglas A. Mikkonen, CFA
- Technology
  - Computer Systems
  - Contract Manufacturing
  - Internet Services
  - Storage Hardware
- Generalist
  - Small/Medium Sized Growth Companies

David A. Brown, CFA
- Accounting & Corp. Governance
- Consumer Services
  - Entertainment
  - Media
- Consumer
  - Gaming
  - Housing & Related
  - Recreational Products

Stacey M. Curme
- Equity Trading
- Generalist
  - Minnesota Based Growth Companies

Lori C. Hanson
- Quantitative & Portfolio Research
  - Valuation Analysis
  - Earnings Analysis
  - Screening/Modeling
  - Quantitative Sell Discipline
  - Technical Research
- Consumer

Bradley W. Meyer
- Equity Trading
  - Valuation Analysis
  - Earnings Analysis
  - Screening/Modeling
  - Quantitative Sell Discipline
  - Technical Research

Dawn M. Brandrup
- Quantitative & Portfolio Research
  - Valuation Analysis
  - Earnings Analysis
  - Screening/Modeling
  - Quantitative Sell Discipline
  - Technical Research

Int'l Geographic Specialists
SIT INTERNATIONAL PORTFOLIO MANAGERS/ANALYSTS
(5)

Representative Client List
September 2007

Growth Equity	Fixed Income
ConAgra Inc. Benefit Plan	Indiana State Police
Denver Employees' Retirement Plan	LSI Logic Corporation
Los Angeles City ERS	Mayo Foundation
Close TEAMS	MLM – The Lawyers Company
	Safety National Insurance

This list of clients was selected at random and not by performance based criteria. It is not known whether the listed clients approve or disapprove of the advisory services provided by Sit Investment Associates, Inc. and its affiliates.

Corporate Values and Goals
Established with the Founding of the Firm in 1981

Our Corporate Values

- To operate under the highest ethical and professional standards.
- To put our clients first in everything we do. We realize that the success of our clients results in our success.
- To maintain our uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our successful investment process.
- To always work hard for our clients, expending the effort they deserve in all aspects of the investment management and client reporting process.

Our Corporate Goals

- To provide superior investment management products for discriminating investors.
- To act as a "true extension" of the client's own operations, providing highly individualized services in an increasingly challenging investment environment.
- To control effectively our own destiny, avoiding imposed pressures for "growth," thereby allowing us to provide the services we believe our clients require and deserve.
- To have fun, on a partnership basis, with our clients.

II. Investment Philosophy and Decision-Making Process

Growth Equity Investment Philosophy

Sit Investment Associates' investment philosophy targets growth-oriented opportunities. Generally, we look to invest in companies with the potential to increase earnings at a faster rate than the representative economy and market index.

- We believe that earnings growth is the primary determinant of superior long-term returns.
- We are opportunistic investors; we believe in high and consistent growth companies as well as conservative and cyclical growth companies.
- We manage our portfolios on an active basis, concentrating our investments in the best growth opportunities at the most reasonable valuation levels.

Growth Stock Investment Management Process

TOP-DOWN ANALYSIS
(Investment Committee)

- Macro Variables
- Market Valuation

- Secular Trends
- Political Environment
- Economic Outlook
- Fiscal and Monetary Policy
- Sentiment

PORTFOLIO DECISIONS
(Investment Team)

- Regional and Country Allocation
- Industry & Sector Allocation
- Stock Selection

BOTTOM-UP ANALYSIS
(Portfolio Managers / Research Analysts)

- Fundamental Company & Industry Research
- Quantitative Valuation
- Specific Stock Recommendations

Sit Investment Associates
Communications Flow

Daily Communication

Discuss short-term developments

Earnings announcements

Latest current events

Weekly Communication

Review all equity portfolios

Sector and security weightings

Quantitative analysis

Attribution analysis

Buys/sells and changes to portfolios

Monthly/Quarterly Communication

Formulate investment outlook and strategy

Review market trends and leadership

Investment policy paper

Growth Equity Investing
Industry/Sector Allocation

- Our investment philosophy identifies and focuses on investments in industries and sectors with above-average and sustainable growth prospects;

- Since we believe that earnings growth will lead to higher stock prices, we concentrate on companies with strong long-term growth prospects;

- We also focus on secular forces in the global economy and their impact on investment opportunities over the intermediate term (including such issues as globalization, energy supply and demand variables and impacts of a lower US Dollar).

- Finally, we work to identify and focus on secular forces that have long-term investment significance for growth-oriented investors. Current examples include:
    - Demographics/Consumer Trends;
    - Savings & Investment;
    - Information Requirements;
    - Consolidation; and
    - Outsourcing

Fundamental Research Process
Stock Selection

- We invest in industry sectors and companies with high earnings per share and revenue growth purchased at reasonable valuation in relation to industry peers, historic levels, and earnings growth rates

- We concentrate our fundamental research efforts on the most promising growth companies with strong fundamentals and companies having the following attributes:
  - World-class or regionally dominant
  - New and/or distinctive products or services
  - Innovative and responsive to change

- Investment holdings generally reflect the following investment characteristics:
  - High ROE's; high growth rates (projected & historical); higher relative P/E ratios; strong balance sheets; and lower dividend yields

- Significant databases and quantitative tools (earnings revision models) are used to identify and evaluate opportunities

Domestic Sell Disciplines
Based on Experience and Judgment

Company Specific

- Fundamentals change/earnings disappoint
- Quantitative models indicate deteriorating earnings trends
- Trimming holdings based on appreciation (profit taking)

Strategic

- Rotating sector emphasis based on earnings outlook (e.g., selling a sector with the weakest outlook and buying sector with the most positive outlook).
- Raising cash to become defensive

Decision-Making/Portfolio Construction

Team Management Approach With Active Leadership From Senior Investment Professionals	Senior professionals determine investment strategy and sector emphasis. Research analysts prepare conclusion-oriented research reports and provide key input on stock selection.
Use of Model Portfolios	Client accounts hold same securities/weightings as permitted by restrictions.
Number of Names/Security Weightings	70 to 90 names - 3 separate tier weightings ranging from 1% to 5%
Maximum Investment In Any One Security	5% of portfolio
Maximum Exposure to a Single Industry Sector	Approximately 1 ½ - 2 times the benchmark for larger sectors. Smaller sectors could be larger.
Minimum Exposure to a Single Industry Sector	0%
Cash Holdings	0% to 10% (as permitted by restrictions)

Growth Equity Products Are Managed Using the Same Investment Team Philosophy, Discipline and Process

September 30, 2007

	Large Cap Growth	Large Cap Growth (Russell 1000 Growth)	Mid Cap Growth	Small Cap Growth
Screening Criteria	Earnings Growth Greater than 10-12%	Earnings Growth Greater than 10-12%	Earnings Growth Greater than 12-15%	Earnings Growth Greater than 15-20%
Weighted Average Market Capitalization	$85.3 billion	$76.3 billion	$13.9 billion	$4.0 billion
Median Market Capitalization	$46.0 billion	$36.2 billion	$10.4 billion	$2.1 billion
5-Year Projected EPS Growth Rates	14.3%	15.5%	17.1%	16.3%
Valuation on 2008 P/E Ratio	18.4x	19.6x	23.0x	22.4x
Dividend Yield	1.1%	0.9%	0.4%	0.2%
Number of Equity Holdings	84	91	80	92
Portfolio Turnover (YTD)	15.2%	24.2%	33.4%	40.4%
Assets Under Management	$933 million	466.1 million	$244 million	$464 million

Market Value of Domestic Growth Oriented Equity Assets Under Management* ($000)

September 30, 2007

	LARGE CAP GROWTH*	MEDIUM CAP GROWTH	SMALL CAP GROWTH	DIVIDEND GROWTH
TAX EXEMPT				
Employee Benefit	$658,962	N/A	$313,747	$47,729
Endowment & Foundations	141,169	N/A	3,175	95,134
Other	101,127	21,051	20,186	0
TAX EXEMPT TOTAL	$901,258	$21,051	$337,108	$142,863
TAXABLE	302,506	N/A	13,883	4,307
MUTUAL FUNDS	195,418	223,157	113,229	43,677
TOTAL BY STYLE	$1,399,182	$244,207	$464,221	$190,847

* Includes the equity portion of Balanced accounts and the Sit Science and Tech Fund.

III. Risk Management Process

Portfolio Risk Management Procedures

Market Level:

- Overall *market valuations* are monitored, with a focus on valuations relative to interest rates, the corporate earnings outlook, and historical norms.
- *Macroecomomic issues* are discussed in monthly strategy meetings where various economic and political issues and their potential impact on the portfolio are discussed. Weekly investment meetings are held where various business trends and changes and their potential impact on the portfolio are discussed.

Portfolio Level:

- *Sector weightings* are reviewed on a weekly basis. If the industry sector is small, the limits could range from 0 to several times the benchmark, while larger categories will range from 50% of the benchmark to 1 ½-2 times the benchmark.
- *Industry weightings* are reviewed to monitor exposures and to identify "bets" that may not be apparent in sector weighting analysis.
- *Sector correlations* are reviewed periodically to assess potential diversification benefits of sector weightings, thereby reducing risk.
- *Cash/equity allocation*, within specified client guidelines, are monitored continuously.
- A *model portfolio* is used at the portfolio level to monitor sector weighting decisions and ensure consistency of client results across similar mandates.
- *Performance attribution* reports are used to measure the impact and potential risks associated with active bets in individual securities and sectors.

Security Level:

- *Individual stock weightings* are monitored. Except in rare occasions, we will not own more than a 5% position in an individual security. Individual stocks are divided into three tier groups, with specific weights determined by liquidity, risk/reward opportunity, and fundamental outlook.
- *Valuations* are regularly reviewed in weekly meetings. Relative valuations are emphasized based on growth rates, peer groups, historical averages, and the broad market.
- Since a key to sustained outperformance is avoiding earnings disappointments, *earnings risk* is regularly reviewed by studying trends in earnings revisions and sales. We have developed a proprietary earnings revision model that serves to summarize revision activity into a single "decile score."

Quantitative Risk Measurements:

- In terms of *historical performance*, we review internally-generated reports along with reports provided using Frank Russell Company software to monitor the relative returns and risk characteristics (i.e., beta, tracking error, standard deviation).
- In addition to portfolio level valuations, we use a *multi-factor predictive beta* provided by Northfield Information Services, Inc. to measure systematic risk of the portfolio, as well as a more detailed analysis of non-systematic exposures.

Equity Investment Management

Enhancing the Investment Process

Resource Allocation:

- Dedicating more resources to accounting and corporate governance issues and their effects on stock selection.

Reducing Portfolio Impact from Accounting and Corporate Frauds:

- Immediate sale of half the investment position in any company involved in allegations of fraud, etc.
- Assign teams of senior equity specialists to evaluate key issues for further portfolio action.

Improving Stock Selection Productivity:

- Increased Research Focus:
    - Fundamental changes
    - Revenues
    - Margins
    - Earnings
    - Cash Flows
- Increased Diversification of Portfolio Holdings:
    - Limit position size
    - Slightly increasing number of portfolio names
    - Reduce tracking error

Researching Equity Risk Models:

- Detailed analysis of Northfield Information Services' U.S. Fundamental Risk Model.

IV. Large Cap Growth Fund

Rotation of Major Industry Weights Over Time

Sit Large Cap Growth

PORTFOLIO WEIGHTINGS	12/03	03/04	06/04	09/04	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06	03/07	06/07	09/07
NON-ENERGY MINERALS	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.8%	1.4%	1.5%	1.4%	1.7%	0.9%	0.9%	0.9%
PRODUCER MANUFACTURING	7.7	8.3	9.0	8.1	8.5	9.7	8.4	8.8	8.3	10.3	11.2	10.2	9.9	9.4	11.3	11.2
ELECTRONIC TECHNOLOGY	16.6	16.5	15.4	13.5	13.3	12.8	13.2	12.5	11.3	11.8	11.4	11.7	11.3	11.8	12.0	12.5
CONSUMER DURABLES	1.8	1.0	1.4	1.1	0.5	0.5	0.5	1.0	0.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0
ENERGY MINERALS	4.8	6.3	7.1	8.7	8.4	10.0	9.9	11.8	10.5	10.7	11.8	9.4	8.2	8.2	8.4	8.0
PROCESS INDUSTRIES	0.0	0.0	0.0	0.0	0.0	1.0	1.3	1.4	1.4	2.6	2.1	2.2	2.3	3.0	3.2	4.0
HEALTH TECHNOLOGY	16.0	16.1	15.4	15.9	14.9	13.2	13.9	14.7	15.6	13.1	12.5	12.6	11.1	11.7	10.8	11.7
CONSUMER NON-DURABLES	4.1	4.5	4.6	5.2	4.9	5.3	4.5	4.6	3.6	3.2	3.3	4.7	4.5	4.4	4.0	5.2
INDUSTRIAL SERVICES	1.2	1.4	1.4	1.5	1.9	2.0	3.5	3.8	4.5	4.8	5.0	4.0	4.2	3.7	4.3	4.7
COMMERCIAL SERVICES	2.1	0.9	0.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5	0.8	0.6
TECHNOLOGY SERVICES	11.1	10.2	11.4	10.8	10.4	9.0	8.5	8.2	7.9	8.3	7.8	7.7	8.8	7.8	8.7	9.3
HEALTH SERVICES	2.1	2.4	2.3	2.8	2.6	3.0	4.2	3.9	3.1	2.8	2.3	2.5	2.2	2.2	2.4	2.5
CONSUMER SERVICES	6.0	5.2	6.2	6.9	8.2	7.7	7.3	5.1	5.4	5.1	5.4	5.3	6.0	7.0	5.5	4.8
RETAIL TRADE	8.1	7.9	8.5	8.2	7.8	7.6	7.7	6.4	6.8	5.8	5.4	6.6	6.4	5.8	5.1	3.9
TRANSPORTATION	0.8	1.1	1.1	2.3	3.1	2.8	2.3	2.8	2.8	3.3	3.1	2.1	2.1	1.6	1.5	1.2
UTILITIES	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.6	1.0	1.4	1.3	1.4	1.6	1.8	1.6	1.5
FINANCE	13.4	13.7	11.6	12.0	12.2	12.1	11.2	10.7	13.3	13.2	13.1	15.6	16.2	16.6	14.5	12.3
COMMUNICATIONS	4.2	4.5	4.0	3.1	3.3	3.4	3.6	3.7	3.3	2.3	2.7	2.7	3.8	3.8	5.1	5.8
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

S&P 500 WEIGHTING	12/03	03/04	06/04	09/04	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06	03/07	06/07	09/07
NON-ENERGY MINERALS	1.1%	1.1%	1.0%	1.2%	1.1%	1.1%	1.0%	1.1%	1.2%	1.2%	1.2%	1.1%	1.2%	1.3%	1.2%	1.2%
PRODUCER MANUFACTURING	8.4	8.3	8.9	9.1	9.2	9.3	8.9	8.7	8.9	8.9	8.9	8.6	8.5	8.6	10.3	9.3
ELECTRONIC TECHNOLOGY	11.3	11.0	10.7	9.4	9.9	9.5	9.7	10.0	9.9	9.9	9.1	9.4	9.3	8.8	9.4	10.2
CONSUMER DURABLES	1.8	1.8	1.8	1.8	1.8	1.7	1.7	1.7	1.6	1.7	1.5	1.5	1.5	1.5	1.5	1.3
ENERGY MINERALS		5.1	5.5	6.2	5.9	7.3	7.3	8.2	7.4	7.5	7.8	7.4	7.8	8.0	8.3	8.9
PROCESS INDUSTRIES	2.2	2.1	2.2	2.2	2.3	2.4	2.2	2.0	2.1	2.2	2.2	2.2	2.2	2.3	2.2	2.3
HEALTH TECHNOLOGY	11.6	11.1	11.3	11.0	10.4	10.3	10.6	10.2	10.1	9.9	9.5	10.0	9.5	9.5	9.4	9.4
CONSUMER NON-DURABLES	7.8	8.0	8.0	7.7	7.7	7.9	7.6	7.8	7.5	7.1	7.3	7.4	7.3	7.4	7.1	7.5
INDUSTRIAL SERVICES	1.2	1.3	1.3	1.4	1.4	1.6	1.8	2.1	2.2	2.5	2.6	2.2	2.3	2.4	2.6	2.7
COMMERCIAL SERVICES	1.2	1.2	1.2	1.1	1.2	1.2	1.1	1.1	1.2	1.3	1.2	1.2	1.3	1.2	1.2	1.1
TECHNOLOGY SERVICES	6.0	5.6	6.1	6.0	5.9	5.4	5.2	5.1	4.9	4.8	5.2	5.3	5.5	5.4	5.4	5.5
HEALTH SERVICES	1.8	1.9	2.1	2.0	2.3	2.5	2.8	2.9	3.1	3.1	2.8	2.8	2.5	2.6	2.2	2.2
CONSUMER SERVICES	5.4	5.2	5.1	4.9	5.2	5.5	5.2	5.0	4.8	4.7	5.0	4.7	4.9	5.0	4.7	4.6
RETAIL TRADE	7.1	7.3	7.0	7.1	7.1	6.9	6.6	6.1	6.0	6.0	5.9	5.6	5.4	5.6	5.5	5.2
TRANSPORTATION	1.6	1.5	1.6	1.6	1.8	1.7	1.5	1.6	1.8	1.9	2.0	1.7	1.7	1.7	1.7	1.7
UTILITIES	2.6	2.7	2.6	2.9	3.0	3.1	3.4	3.6	3.3	3.2	3.4	3.4	3.5	3.7	3.4	3.8
FINANCE	20.5	21.2	20.2	20.5	20.5	19.6	20.2	19.6	21.0	20.8	21.2	21.9	22.1	21.3	20.2	19.5
COMMUNICATIONS	3.4	3.5	3.4	3.7	3.3	3.1	3.2	3.1	3.0	3.3	3.3	3.5	3.5	3.7	3.7	3.7
	95.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Industry Sector Portfolio Evaluation

Sit Large Cap Growth

September 30, 2007

NON-ENERGY MINERALS	$000	% EQUITY
ALLEGHENY TECHNOLOGIES INC	1,468	0.9
		0.9

PRODUCER MANUFACTURING	$000	% EQUITY
GENERAL ELECTRIC CO	4,049	2.5
ABB LTD - ADR	2,453	1.5
EMERSON ELECTRIC CO	2,086	1.3
UNITED TECHNOLOGIES CORP	1,996	1.2
BOEING CO	1,984	1.2
GENERAL DYNAMICS CORP	1,723	1.0
ITT CORPORATION	1,596	1.0
DEERE & CO	1,573	1.0
CATERPILLAR INC	1,012	0.6
		11.2

ELECTRONIC TECHNOLOGY	$000	% EQUITY
CISCO SYSTEMS INC	4,473	2.7
HEWLETT-PACKARD CO	3,082	1.9
NOKIA CORP ADR	2,879	1.7
INTEL CORP	2,397	1.5
ANALOG DEVICES	1,790	1.1
TEXAS INSTRUMENTS INC	1,592	1.0
E M C CORP MASS	1,591	1.0
QUALCOMM INC	1,479	0.9
APPLE COMPUTER INC	1,412	0.9
		12.5

ENERGY MINERALS	$000	% EQUITY
OCCIDENTAL PETROLEUM CORP	2,358	1.4
XTO ENERGY INC	2,311	1.4
SOUTHWESTERN ENERGY CO	2,155	1.3
VALERO ENERGY CORP	1,706	1.0
ULTRA PETROLEUM CORP	1,687	1.0
MURPHY OIL CORP	1,475	0.9
SUNCOR ENERGY INC	1,460	0.9
		8.0

PROCESS INDUSTRIES	$000	% EQUITY
MONSANTO CO	3,395	2.1
AIR PRODUCTS & CHEMICALS INC	2,395	1.5
NATIONAL OILWELL VARCO INC	838	0.5
		4.0

HEALTH TECHNOLOGY	$000	% EQUITY
GENENTECH INC	3,480	2.1
ABBOTT LABORATORIES	2,697	1.6
CELGENE CORP	2,567	1.6
THERMO FISHER SCIENTIFIC INC	2,372	1.4
GILEAD SCIENCES INC	2,195	1.3
MEDTRONIC INC	1,715	1.0
GENZYME CORP	1,568	0.9
JOHNSON & JOHNSON	1,390	0.8
MERCK & CO INC	765	0.5
ZIMMER HLDGS INC	526	0.3
		11.7

CONSUMER NON-DURABLES	$000	% EQUITY
PEPSICO INC	3,502	2.1
PROCTER & GAMBLE CO	3,067	1.9
COLGATE-PALMOLIVE CO	1,926	1.2
		5.2

INDUSTRIAL SERVICES	$000	% EQUITY
SCHLUMBERGER LTD	3,402	2.1
NOBLE CORPORATION	2,482	1.5
MCDERMOTT INTL INC	1,860	1.1
		4.7

COMMERCIAL SERVICES	$000	% EQUITY
MCGRAW-HILL COMPANIES INC	1,013	0.6
		0.6

TECHNOLOGY SERVICES	$000	% EQUITY
MICROSOFT CORP	3,450	2.1
GOOGLE INC	2,666	1.6
ADOBE SYSTEMS INC	2,113	1.3
SAP AKTIENGESELLSCHAFT ADR	1,889	1.1
ACCENTURE LTD BERMUDA	1,872	1.1
ORACLE CORP	1,706	1.0
AUTOMATIC DATA PROCESSING	1,580	1.0
		9.3

HEALTH SERVICES	$000	% EQUITY
MEDCO HEALTH SOLUTIONS INC	1,844	1.1
WELLPOINT HEALTH NETWORK	1,231	0.7
UNITEDHEALTH GROUP INC	1,099	0.7
		2.5

CONSUMER SERVICES	$000	% EQUITY
COMCAST CORP	1,926	1.2
MARRIOTT INTL INC	1,717	1.0
NEWS CORP LTD CL A	1,524	0.9
HARRAHS ENTERTAINMENT INC	1,260	0.8
MCDONALDS CORP	861	0.5
INTL GAME TECHNOLOGY	707	0.4
		4.8

RETAIL TRADE	$000	% EQUITY
TARGET CORP	2,530	1.5
CVS/CAREMARK CORPORATION	2,417	1.5
PENNEY J C INC	919	0.6
LOWES COS INC	499	0.3
		3.9

TRANSPORTATION	$000	% EQUITY
BURLINGTON NORTHERN SANTA FE	1,201	0.7
UTI WORLDWIDE INC	846	0.5
		1.2

UTILITIES	$000	% EQUITY
EQUITABLE RESOURCES INC	2,407	1.5
		1.5

FINANCE	$000	% EQUITY
FRANKLIN RESOURCES INC	2,614	1.6
CME GROUP INC	2,291	1.4
AMERICAN INTERNATIONAL GROUP	2,223	1.3
BANK OF NEW YORK MELLON CORP	2,203	1.3
CITIGROUP INC	2,081	1.3
GOLDMAN SACHS GROUP INC	1,756	1.1
LINCOLN NATIONAL CORP	1,662	1.0
WELLS FARGO & CO	1,574	1.0
AMERICAN EXPRESS CO	1,449	0.9
PRUDENTIAL FINANCIAL INC	1,259	0.8
JPMORGAN CHASE & CO	1,210	0.7
		12.3

COMMUNICATIONS	$000	% EQUITY
CROWN CASTLE INTL CORP	2,527	1.5
AT&T INC	2,471	1.5
VODAFONE GROUP ADR	2,312	1.4
NII HOLDINGS INC	2,259	1.4
		5.8

Portfolio Market Capitalization Summary

Sit Large Cap Growth

September 30, 2007

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
GENERAL ELECTRIC CO	97,800	41.930	41.400	3.5	434,189
MICROSOFT CORP	117,100	30.110	39.410	3.1	371,971
AT&T INC	58,400	38.798	43.310	1.5	358,047
CITIGROUP INC	44,800	41.339	41.370	1.3	333,113
PROCTER & GAMBLE CO	43,800	53.871	70.340	1.9	319,184
CISCO SYSTEMS INC	135,000	19.507	33.130	3.7	303,015
VODAFONE GROUP ADR	83,700	39.055	31.300	1.4	193,331
JOHNSON & JOHNSON	31,150	59.153	65.700	0.8	190,119
AMERICAN INTERNATIONAL GROUP	33,883	70.333	67.650	1.3	173,481
JPMORGAN CHASE & CO	31,400	40.308	45.820	0.7	155,050
INTEL CORP	93,700	33.311	25.860	1.5	151,033
NOKIA CORP ADR	75,500	34.719	37.930	1.7	149,343
APPLE COMPUTER INC	9,300	79.145	153.470	0.9	133,414
GOOGLE INC	4,700	315.748	567.270	1.1	133,118
HEWLETT-PACKARD CO	61,500	43.574	49.790	1.9	128,313
SCHLUMBERGER LTD	33,400	31.354	105.000	3.1	125,117
WELLS FARGO & CO	44,300	17.391	35.630	1.0	119,058
PEPSICO INC	47,800	55.805	73.310	3.1	118,373
MERCK & CO INC	14,800	49.193	51.690	0.5	113,119
ORACLE CORP	78,800	19.408	21.650	1.0	110,871
GOLDMAN SACHS GROUP INC	8,100	101.405	216.740	1.1	87,933
ABBOTT LABORATORIES	50,300	51.311	53.620	1.1	83,817
BOEING CO	18,500	71.854	104.990	1.3	83,388
GENENTECH INC	44,800	19.933	78.030	3.1	83,158
UNITED TECHNOLOGIES CORP	34,800	59.439	80.480	1.3	80,033
SAP AKTIENGESELLSCHAFT ADR	33,300	48.109	58.670	1.1	73,105
QUALCOMM INC	35,000	35.113	43.310	0.9	70,753
AMERICAN EXPRESS CO	34,400	53.503	59.370	0.9	70,171
MCDONALDS CORP	15,800	54.471	54.470	0.5	64,511
UNITEDHEALTH GROUP INC	33,700	31.458	48.430	0.7	64,114
MEDTRONIC INC	30,400	55.718	56.410	1.0	63,971
ABB LTD - ADR	93,500	23.131	26.230	1.5	60,044
CVS CAREMARK CORPORATION	61,000	31.653	39.630	1.5	58,188
TARGET CORP	39,800	31.041	63.570	1.5	53,818
OCCIDENTAL PETROLEUM CORP	31,800	34.708	64.080	1.4	53,334
TEXAS INSTRUMENTS INC	43,500	34.318	36.590	1.0	53,390
BANK OF NEW YORK MELLON CORP	49,500	43.199	44.140	1.3	50,335
COMCAST CORP	79,850	25.987	24.180	1.3	50,139
CATERPILLAR INC	13,500	51.137	78.430	0.1	50,139
WELLPOINT HEALTH NETWORK	15,800	70.591	78.920	0.7	47,319
NEWS CORP LTD CL A	69,300	19.730	21.990	0.9	47,100
MONSANTO CO	39,800	41.330	85.740	3.1	41,718
PRUDENTIAL FINANCIAL INC	13,500	54.510	97.580	0.8	45,180
SUNCOR ENERGY INC	15,400	49.377	94.810	0.9	43,758
E M C CORP MASS	71,300	13.869	20.800	1.0	43,134
EMERSON ELECTRIC CO	39,300	43.574	53.220	1.3	43,153
LOWES COS INC	17,800	27.524	28.020	0.3	41,430
GILEAD SCIENCES INC	53,700	31.023	40.870	1.3	37,810
VALERO ENERGY CORP	35,400	30.581	67.180	1.0	37,301
COLGATE-PALMOLIVE CO	37,000	61.591	71.320	1.3	36,319
GENERAL DYNAMICS CORP	30,400	67.259	84.470	1.0	34,370
DEERE & CO	10,800	101.017	148.420	1.0	33,931
FRANKLIN RESOURCES INC	30,300	79.113	127.500	1.1	31,358
CME GROUP INC	3,500	337.137	587.350	1.4	31,199
BURLINGTON NORTHERN SANTA FE	14,800	38.590	81.170	0.7	28,187
CELGENE CORP	31,000	34.713	71.310	1.1	27,393
NATIONAL OILWELL VARCO INC	5,800	141.581	144.500	0.5	25,750
ADOBE SYSTEMS INC	48,400	37.445	43.660	1.3	25,191
THERMO FISHER SCIENTIFIC INC	41,100	51.553	57.720	1.4	24,133
MEDCO HEALTH SOLUTIONS INC	30,400	81.973	90.390	1.1	24,471
AUTOMATIC DATA PROCESSING	34,400	43.381	45.930	1.0	24,240
XTO ENERGY INC	37,311	37.591	61.840	1.4	23,859
ACCENTURE LTD BERMUDA	41,500	40.171	40.250	1.1	23,799
AIR PRODUCTS & CHEMICALS INC	24,500	73.848	97.760	1.5	21,131
ZIMMER HLDGS INC	8,500	81.311	80.990	0.3	19,138
LINCOLN NATIONAL CORP	25,200	64.389	65.970	1.0	17,897
MCGRAW-HILL COMPANIES INC	19,500	64.890	50.910	0.1	17,331
MARRIOTT INTL INC	39,500	35.399	43.470	1.0	16,343
GENZYME CORP	25,300	63.020	61.960	0.9	16,303
HARRAHS ENTERTAINMENT INC	14,500	74.309	86.930	0.8	16,277
NII HOLDINGS INC	27,500	68.591	82.150	1.4	14,303
PENNEY J C INC	14,500	40.875	63.370	0.1	14,045
INTL GAME TECHNOLOGY	11,400	39.863	43.100	0.4	14,028
MURPHY OIL CORP	21,100	50.281	69.890	0.9	13,174
NOBLE CORPORATION	30,800	38.281	49.050	1.5	13,119
ITT CORPORATION	23,500	53.843	67.930	1.0	12,303
MCDERMOTT INTL INC	24,400	33.551	54.080	1.1	12,135
CROWN CASTLE INTL CORP	13,200	33.059	40.630	1.5	11,515
ANALOG DEVICES	49,500	31.317	36.160	1.1	11,353
ALLEGHENY TECHNOLOGIES INC	13,350	70.035	109.950	0.9	11,339
ULTRA PETROLEUM CORP	27,300	49.584	62.040	1.0	9,444
SOUTHWESTERN ENERGY CO	51,500	31.283	41.850	1.3	7,134
EQUITABLE RESOURCES INC	41,400	39.047	51.870	1.5	6,310
UTI WORLDWIDE INC	31,800	25.889	22.980	0.5	2,279

WEIGHTED AVERAGE:	85,274
UNWEIGHTED AVERAGE:	70,930
MEDIAN:	45,974

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Large Cap Growth title page.

Top 25 Holdings
Sit Large Cap Growth
September 30, 2007

Security	Sector	Market Value (000)	% of Equity	IBES LT Growth	C2008 P/E Ratio
CISCO SYSTEMS INC	ELECTRONIC TECHNOLOGY	$4,473	2.7%	15.4%	20x
GENERAL ELECTRIC CO	PRODUCER MANUFACTURING	4,049	2.5%	10.6%	17x
PEPSICO INC	CONSUMER NON-DURABLES	3,502	2.1%	11.0%	20x
GENENTECH INC	HEALTH TECHNOLOGY	3,480	2.1%	25.1%	22x
MICROSOFT CORP	TECHNOLOGY SERVICES	3,450	2.1%	11.5%	16x
SCHLUMBERGER LTD	INDUSTRIAL SERVICES	3,402	2.1%	23.9%	21x
MONSANTO CO	PROCESS INDUSTRIES	3,395	2.1%	29.4%	36x
HEWLETT-PACKARD CO	ELECTRONIC TECHNOLOGY	3,082	1.9%	13.7%	15x
PROCTER & GAMBLE CO	CONSUMER NON-DURABLES	3,067	1.9%	11.7%	19x
NOKIA CORP ADR	ELECTRONIC TECHNOLOGY	2,879	1.7%	N/A	N/A
ABBOTT LABORATORIES	HEALTH TECHNOLOGY	2,697	1.6%	12.0%	17x
GOOGLE INC	TECHNOLOGY SERVICES	2,666	1.6%	33.6%	29x
FRANKLIN RESOURCES INC	FINANCE	2,614	1.6%	13.9%	N/A
CELGENE CORP	HEALTH TECHNOLOGY	2,567	1.6%	45.4%	42x
TARGET CORP	RETAIL TRADE	2,530	1.5%	14.8%	16x
CROWN CASTLE INTL CORP	COMMUNICATIONS	2,527	1.5%	12.5%	N/A
NOBLE CORPORATION	INDUSTRIAL SERVICES	2,482	1.5%	22.7%	8x
AT&T INC	COMMUNICATIONS	2,471	1.5%	7.9%	14x
ABB LTD - ADR	PRODUCER MANUFACTURING	2,453	1.5%	N/A	19x
CVS/CAREMARK CORPORATION	RETAIL TRADE	2,417	1.5%	16.1%	17x
EQUITABLE RESOURCES INC	UTILITIES	2,407	1.5%	9.0%	22x
INTEL CORP	ELECTRONIC TECHNOLOGY	2,397	1.5%	17.7%	18x
AIR PRODUCTS & CHEMICALS INC	PROCESS INDUSTRIES	2,395	1.5%	11.5%	N/A
THERMO FISHER SCIENTIFIC INC	HEALTH TECHNOLOGY	2,372	1.4%	16.0%	19x
OCCIDENTAL PETROLEUM CORP	ENERGY MINERALS	2,358	1.4%	11.0%	13x
	TOTAL		43.9		

Number of Equity Holdings = 84

NM= non-meaningful, N/A=not applicable

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Large Cap Growth title page.

Sit Large Cap Growth Fund

Performance Attribution
IGF007 vs. Russell 1000 Growth - Ex [Cash], Ex [Money Market Fund], Ex [Unassigned]
9/29/2006 to 9/28/2007
U.S. Dollar

	Sit Large Cap Growth Fund		Russell 1000 Growth		Attribution Analysis		
Sector	Average Weight	Total Return	Average Weight	Total Return	Selection & Interaction	Allocation Effect	Total Effect
Energy Minerals	8.23	37.21	1.99	35.84	0.02	1.12	1.14
Industrial Services	4.08	76.43	3.27	49.86	0.74	0.14	0.88
Process Industries	2.78	70.57	2.00	42.21	0.65	0.17	0.82
Retail Trade	5.89	8.11	9.23	5.47	0.14	0.48	0.63
Electronic Technology	12.03	39.89	15.76	30.63	0.94	-0.37	0.56
Communications	4.10	29.72	0.87	20.77	0.48	0.07	0.55
Utilities	1.62	51.09	1.90	20.25	0.43	0.01	0.44
Technology Services	8.40	20.03	9.78	16.63	0.25	0.05	0.30
Consumer Durables	0.00	0.00	1.45	-0.58	0.00	0.25	0.25
Non-Energy Minerals	1.11	52.84	1.07	49.38	0.14	0.01	0.16
Producer Manufacturing	10.40	31.35	9.91	31.33	0.04	0.11	0.15
Commercial Services	0.35	-19.00	2.38	0.08	-0.14	0.28	0.14
Transportation	1.77	2.42	2.62	7.70	-0.07	0.14	0.06
Health Services	2.33	8.33	4.03	12.47	-0.08	0.09	0.01
Health Technology	11.25	9.29	13.06	10.98	-0.21	0.15	-0.06
Consumer Services	6.07	11.29	5.48	15.94	-0.21	-0.03	-0.24
Consumer Non-Durables	4.38	15.59	7.16	20.18	-0.22	-0.05	-0.28
Finance	15.19	10.35	8.05	11.89	-0.13	-0.46	-0.59
Total	**100.00**	**24.26**	**100.00**	**19.34**	**2.77**	**2.16**	**4.92**

Source: FactSet Research Systems Note: Returns Are Estimated

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Large Cap Growth title page.

V. Mid Cap Growth Portfolio Characteristics

Rotation of Major Industry Weights Over Time

Sit Mid Cap Growth

PORTFOLIO WEIGHTINGS	12/02	12/03	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06	03/07	06/07	09/07
NON-ENERGY MINERALS	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.8%	1.1%	1.8%	1.6%	2.3%	2.4%	2.8%	3.1%
PRODUCER MANUFACTURING	7.6	5.6	5.0	6.4	6.5	7.0	7.8	9.3	8.6	8.1	7.8	8.0	8.5	9.1
ELECTRONIC TECHNOLOGY	13.8	20.5	14.7	14.4	13.0	13.5	13.4	13.8	12.0	11.8	11.7	12.0	10.9	11.2
CONSUMER DURABLES	3.9	1.5	0.7	1.0	1.0	1.4	1.2	1.3	1.5	1.3	1.6	1.9	1.8	1.9
ENERGY MINERALS	3.4	3.5	7.2	10.0	10.7	12.3	11.6	9.9	11.0	8.4	5.7	5.7	6.6	6.9
PROCESS INDUSTRIES	1.2	1.0	0.0	1.0	0.0	0.0	0.0	0.0	0.0	0.9	1.0	2.5	2.9	3.1
HEALTH TECHNOLOGY	14.0	13.7	13.3	10.6	12.1	12.2	13.0	13.2	12.9	14.3	16.0	14.5	14.7	16.6
CONSUMER NON-DURABLES	1.8	1.8	2.0	2.3	2.6	2.3	2.4	2.1	2.3	3.1	3.7	4.7	5.3	3.3
INDUSTRIAL SERVICES	4.1	1.1	3.6	5.2	5.8	7.1	7.0	5.8	6.8	6.2	5.7	5.5	7.6	10.2
COMMERCIAL SERVICES	2.0	1.9	1.0	0.0	0.0	0.1	0.9	0.7	0.7	0.5	0.0	0.0	0.6	0.4
TECHNOLOGY SERVICES	13.2	17.5	19.4	16.6	14.8	14.0	12.7	13.3	12.5	12.4	14.0	13.5	11.0	8.2
HEALTH SERVICES	9.0	5.6	6.3	6.8	8.7	7.8	5.8	6.1	5.8	6.1	4.5	3.3	3.9	4.6
CONSUMER SERVICES	4.3	5.3	6.1	6.0	6.7	5.3	4.1	4.4	4.3	3.0	3.5	3.7	3.3	3.3
RETAIL TRADE	10.6	8.0	6.5	6.3	6.1	5.3	5.7	6.0	4.6	4.6	5.3	5.6	3.7	4.0
TRANSPORTATION	0.5	1.3	2.9	3.0	1.5	1.6	2.6	3.2	3.2	3.0	2.4	3.0	2.6	2.6
UTILITIES	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
FINANCE	9.7	8.9	7.7	7.0	7.2	7.3	8.4	8.4	9.5	11.3	11.9	9.4	9.8	8.3
COMMUNICATIONS	0.9	2.8	3.6	3.5	3.3	2.8	2.6	1.4	2.6	3.4	3.1	4.4	4.3	3.4
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

RUSSELL MID CAP GROWTH WEIGHTINGS	12/02	12/03	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06	03/07	06/07	09/07
NON-ENERGY MINERALS	1.2	0.9	0.8	0.9	1.5	1.8	1.8	2.1	2.2	1.7	1.8	2.2	2.0	1.8
PRODUCER MANUFACTURING	4.3	4.7	6.5	6.5	7.9	8.1	7.8	8.1	8.3	7.4	7.6	7.8	7.8	8.3
ELECTRONIC TECHNOLOGY	10.0	15.9	14.0	13.4	11.9	12.5	12.4	12.8	12.0	10.1	9.4	9.1	10.8	11.4
CONSUMER DURABLES	3.9	4.2	4.9	4.9	5.5	5.0	4.8	4.5	3.9	5.3	5.3	4.9	3.4	3.2
ENERGY MINERALS	1.5	1.2	1.3	1.5	4.8	6.1	5.7	5.5	6.1	2.0	2.2	2.3	3.6	3.5
PROCESS INDUSTRIES	1.7	2.4	1.7	1.6	1.4	1.3	1.4	1.4	1.4	2.6	2.8	2.9	3.4	3.5
HEALTH TECHNOLOGY	13.8	12.6	11.4	11.1	9.9	10.0	10.2	9.6	9.5	9.6	9.8	9.6	7.1	7.1
CONSUMER NON-DURABLES	4.1	3.1	3.9	3.9	3.2	2.9	2.8	2.8	2.9	4.9	5.0	5.2	5.2	5.2
INDUSTRIAL SERVICES	3.6	2.6	3.5	3.9	4.1	4.9	4.9	4.8	5.3	6.2	6.2	6.6	8.3	8.6
COMMERCIAL SERVICES	6.2	5.7	5.7	5.4	5.2	5.4	5.6	5.8	5.6	4.6	4.7	4.3	3.9	3.6
TECHNOLOGY SERVICES	12.4	10.2	9.9	9.1	7.6	7.0	6.9	7.0	7.2	6.6	6.6	6.4	7.2	7.0
HEALTH SERVICES	9.9	8.0	6.4	8.5	6.9	6.7	6.4	6.2	6.3	5.6	5.2	5.2	5.3	5.6
CONSUMER SERVICES	10.4	11.3	10.4	10.4	9.8	8.9	8.7	8.7	8.5	8.1	8.7	8.3	7.5	7.6
RETAIL TRADE	9.2	9.0	8.0	8.1	8.6	7.6	7.9	7.7	7.5	9.3	9.0	9.1	7.5	6.7
TRANSPORTATION	0.7	0.9	1.9	1.7	1.7	1.8	2.1	2.2	2.6	2.5	2.4	2.5	2.4	2.3
UTILITIES	0.1	0.3	0.7	0.8	1.0	1.0	0.9	0.9	1.0	1.7	1.8	1.8	3.1	3.8
FINANCE	4.9	6.1	7.7	7.0	7.6	7.5	8.0	8.2	8.3	9.3	9.3	9.6	9.1	8.4
COMMUNICATIONS	2.1	0.9	1.2	1.3	1.6	1.5	1.6	1.6	1.5	2.3	2.2	2.3	2.5	2.5
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Mid Cap Growth title page.

Industry Sector Portfolio Evaluation
Sit Mid Cap Growth
September 30, 2007

NON-ENERGY MINERALS	$000	% EQUITY
ATI INTL METALS INC	3,448	1.8
ALLEGHENY TECHNOLOGIES INC	2,941	1.4
		3.1

PRODUCER MANUFACTURING	$000	% EQUITY
PRECISION CASTPARTS CORP	5,115	2.5
ITT CORPORATION	2,853	1.4
AMETEK INC	2,591	1.3
JACOBS ENGINEERING GROUP INC	2,509	1.2
TEXTRON INC	2,389	1.1
IDEX CORP	2,293	1.1
ROCKWELL COLLINS INC	1,183	0.8
		9.1

ELECTRONIC TECHNOLOGY	$000	% EQUITY
BROADCOM CORP	4,900	2.3
ANALOG DEVICES	3,391	1.8
APPLE COMPUTER INC	2,747	1.3
F5 NETWORKS INC	2,581	1.2
MEMC ELECTRMATLS INC	2,078	1.0
TRIMBLE NAVIGATION LTD	2,074	1.0
LAM RESEARCH CORP	1,891	0.9
NETWORK APPLIANCE INC	1,511	0.7
VERIFONE HLDGS INC	1,290	0.8
KLA-TENCOR CORP	1,034	0.5
		11.3

CONSUMER DURABLES	$000	% EQUITY
SCIENTIFIC GAMES CORP	2,330	1.1
ELECTRONIC ARTS INC	1,113	0.8
		1.9

ENERGY MINERALS	$000	% EQUITY
XTO ENERGY INC	4,334	2.1
SOUTHWESTERN ENERGY CO	3,197	1.5
MURPHY OIL CORP	2,998	1.4
APACHE CORP	2,113	1.2
FRONTIER OIL CORP	1,338	0.8
		6.9

PROCESS INDUSTRIES	$000	% EQUITY
AIRGAS INC	3,557	1.7
ALBEMARLE CORP	2,011	1.0
NATIONAL OILWELL VARCO INC	918	0.5
		3.1

HEALTH TECHNOLOGY	$000	% EQUITY
CELGENE CORP	7,103	3.4
THERMO FISHER SCIENTIFIC INC	3,813	1.8
KYPHON INC	3,780	1.8
GILEAD SCIENCES INC	3,507	1.7
INTUITIVE SURGICAL INC	3,378	1.8
AMYLIN PHARMACEUTICALS INC	3,135	1.5
IDEXX LABS INC	2,314	1.2
SURMODICS INC	2,539	1.2
ALLERGAN INC	2,331	1.1
ALCON INC	1,841	0.8
VERTEX PHARMACEUTICALS INC	1,114	0.5
		18.8

CONSUMER NON-DURABLES	$000	% EQUITY
COACH INC	4,881	2.3
HANSEN NATURAL CORP	1,333	0.8
BARE ESCENTUALS INC	711	0.3
		3.3

INDUSTRIAL SERVICES	$000	% EQUITY
MCDERMOTT INTL INC	5,857	2.7
URS CORP	4,801	2.2
SMITH INTERNATIONAL INC	4,348	2.1
NOBLE CORPORATION	2,888	1.3
FLOTEK INDUSTRIES INC	2,539	1.2
AECOM TECHNOLOGY CORP	1,511	0.7
		10.2

COMMERCIAL SERVICES	$000	% EQUITY
MCGRAW-HILL COMPANIES INC	880	0.4
		0.4

TECHNOLOGY SERVICES	$000	% EQUITY
COGNIZANT TECH SOLUTIONS	3,950	1.9
ADOBE SYSTEMS INC	3,519	1.7
CITRIX SYSTEMS INC	2,314	1.2
AUTODESK INC	2,334	1.1
AMDOCS LTD	1,945	0.9
CERIDIAN CORP	1,303	0.8
INTUIT INC	883	0.4
AKAMAI TECHNOLOGIES INC	880	0.4
		8.3

HEALTH SERVICES	$000	% EQUITY
STERICYCLE INC	3,301	1.5
LABORATORY CP OF AMER HLDGS	2,313	1.1
EXPRESS SCRIPTS INC	2,077	1.0
COVENTRY HEALTHCARE INC	1,935	0.9
		4.8

CONSUMER SERVICES	$000	% EQUITY
INTL GAME TECHNOLOGY	2,539	1.2
MARRIOTT INTL INC	2,378	1.1
HARRAHS ENTERTAINMENT INC	1,904	0.9
		3.3

RETAIL TRADE	$000	% EQUITY
GAMESTOP CORP	3,099	1.5
DICKS SPORTING GOODS INC	1,894	0.9
NORDSTROM INC	1,815	0.9
PENNEY J C INC	1,498	0.7
		4.0

TRANSPORTATION	$000	% EQUITY
C H ROBINSON WORLDWIDE INC	2,383	1.1
EXPEDITORS INTL WASH INC	2,309	1.1
UTI WORLDWIDE INC	833	0.4
		2.8

FINANCE	$000	% EQUITY
AFFILIATED MANAGERS GRP INC	4,483	2.1
ACE LTD	3,093	1.5
PRICE T ROWE GROUP INC	3,035	1.4
INTERCONTINENTALEXCHANGE INC	2,370	1.1
TCF FINANCIAL CORP	2,348	1.1
NORTHERN TRUST CORP	2,131	1.0
		8.2

COMMUNICATIONS	$000	% EQUITY
NII HOLDINGS INC	3,813	1.8
AMERICAN TOWER CORP	3,348	1.8
		3.4

Sit Investment Associates
Sit Mutual Funds

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Mid Cap Growth title page.

Portfolio Market Capitalization Summary

Sit Mid Cap Growth

September 30, 2007

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
APPLE COMPUTER INC	17,900	33.891	153.470	1.3	133,414
ALCON INC	11,400	86.847	143.920	0.8	42,918
GILEAD SCIENCES INC	85,800	25.027	40.870	1.7	37,810
APACHE CORP	29,000	33.438	90.010	1.3	29,901
CELGENE CORP	59,100	11.030	71.310	2.4	27,292
NATIONAL OILWELL VARCO INC	1,700	89.595	144.500	0.1	25,750
ADOBE SYSTEMS INC	80,590	30.992	43.660	1.7	25,191
THERMO FISHER SCIENTIFIC INC	11,050	33.403	57.720	1.8	24,122
XTO ENERGY INC	19,511	12.155	61.840	2.1	23,859
PRECISION CASTPARTS CORP	14,500	47.139	147.980	2.5	20,400
ACE LTD	31,050	47.451	60.570	1.5	19,918
ALLERGAN INC	14,100	52.050	64.470	1.1	19,724
AMERICAN TOWER CORP	74,100	17.981	43.540	1.1	17,887
COACH INC	102,300	11.370	47.270	3.3	17,131
ELECTRONIC ARTS INC	28,800	31.481	55.990	0.8	17,415
MCGRAW-HILL COMPANIES INC	11,300	61.149	50.910	0.4	17,353
BROADCOM CORP	134,475	27.911	36.440	3.3	17,011
MARRIOTT INTL INC	53,400	33.043	43.470	1.1	16,343
HARRAHS ENTERTAINMENT INC	21,900	19.819	86.930	0.9	16,277
TEXTRON INC	38,400	49.298	62.210	1.1	15,531
PRICE T ROWE GROUP INC	54,300	21.213	55.690	1.4	14,715
NORTHERN TRUST CORP	22,000	57.797	66.270	1.0	14,540
EXPRESS SCRIPTS INC	27,300	47.415	55.820	1.0	14,393
SMITH INTERNATIONAL INC	60,900	33.115	71.400	3.1	14,380
NII HOLDINGS INC	41,400	55.883	82.150	1.8	14,303
PENNEY J C INC	23,100	80.873	63.370	0.7	14,045
INTL GAME TECHNOLOGY	61,700	43.880	43.100	1.3	14,028
MEMC ELECTR MATLS INC	35,300	39.179	58.860	1.0	13,349
MURPHY OIL CORP	43,900	41.025	69.890	1.4	13,174
NOBLE CORPORATION	54,800	33.755	49.050	1.3	13,119
ITT CORPORATION	43,000	39.394	67.930	1.4	12,302
ROCKWELL COLLINS INC	11,300	59.710	73.040	0.1	12,174
MCDERMOTT INTL INC	104,100	24.341	54.080	2.7	12,125
COGNIZANT TECH SOLUTIONS	49,300	37.334	79.790	1.9	11,570
AUTODESK INC	47,100	33.798	49.970	1.1	11,493
NORDSTROM INC	38,700	31.004	46.890	0.9	11,451
ANALOG DEVICES	91,150	35.101	36.160	1.1	11,252
ALLEGHENY TECHNOLOGIES INC	21,750	51.337	109.950	1.4	11,239
KLA-TENCOR CORP	18,900	53.381	55.780	0.5	10,774
INTERCONTINENTALEXCHANGE INC	15,100	61.034	151.900	1.1	10,525
INTUIT INC	29,100	23.139	30.300	0.4	10,319
EXPEDITORS INTL WASH INC	41,700	41.191	47.300	1.1	10,081
COVENTRY HEALTH CARE INC	31,100	51.913	62.210	0.9	9,633
NETWORK APPLIANCE INC	58,300	28.132	26.910	0.7	9,575
C H ROBINSON WORLDWIDE INC	43,900	21.339	54.290	1.1	9,319
LABORATORY CRP OF AMER HLDGS	30,300	39.414	78.230	1.1	9,171
JACOBS ENGINEERING GROUP INC	33,300	38.814	75.580	1.3	9,018
GAMESTOP CORP NEW	55,000	29.133	56.350	1.5	8,923
INTUITIVE SURGICAL INC	14,250	98.134	230.000	1.1	8,618
AMDOCS LTD	53,300	31.130	37.190	0.9	7,805
CITRIX SYSTEMS INC	63,100	30.143	40.320	1.3	7,348
SOUTHWESTERN ENERGY CO	71,400	25.034	41.850	1.5	7,134
AMYLIN PHARMACEUTICALS INC	62,700	44.933	50.000	1.5	6,609
LAM RESEARCH CORP	35,300	31.031	53.260	0.9	6,579
HANSEN NATURAL CORP	23,300	27.121	56.680	0.1	5,250
VERTEX PHARMACEUTICALS INC	29,000	30.527	38.410	0.5	5,011
CERIDIAN CORP	24,100	17.507	34.740	0.1	5,009
STERICYCLE INC	51,000	17.918	57.160	1.5	5,008
AKAMAI TECHNOLOGIES INC	27,850	35.993	28.730	0.4	4,758
TRIMBLE NAVIGATION LTD	52,900	14.734	39.210	1.0	4,713
AMETEK INC	59,950	30.339	43.220	1.3	4,631
FRONTIER OIL CORP	31,900	35.777	41.640	0.1	4,611
AIRGAS INC	68,900	37.711	51.630	1.7	4,227
ALBEMARLE CORP	45,100	41.813	44.200	1.0	4,222
AFFILIATED MANAGERS GRP INC	15,000	91.141	127.510	2.1	3,718
VERIFONE HLDGS INC	29,100	31.813	44.330	0.1	3,698
SCIENTIFIC GAMES CORP	61,700	29.408	37.600	1.1	3,481
AECOM TECHNOLOGY CORP DEL	43,400	22.302	34.930	0.7	3,435
IDEXX LABS INC	23,400	87.193	109.590	1.3	3,353
ICF FINANCIAL CORP	89,100	13.794	21.180	1.1	3,324
KYPHON INC	54,000	30.311	70.000	1.8	3,229
F5 NETWORKS INC	19,400	37.114	37.190	1.3	3,133
URS CORP	61,100	41.790	56.450	2.3	3,012
IDEX CORP	13,000	31.098	36.390	1.1	2,913
DICKS SPORTING GOODS INC	28,300	31.170	67.150	0.9	2,803
UTI WORLDWIDE INC	35,800	20.894	22.980	0.4	2,279
BARE ESCENTUALS INC	38,100	21.511	24.870	0.3	2,243
RTI INTL METALS INC	43,300	73.219	79.260	1.1	1,801
SURMODICS INC	51,800	35.111	49.010	1.3	[illegible]
FLOTEK INDUSTRIES INC	57,300	30.083	44.150	1.3	[illegible]

WEIGHTED AVERAGE:	13,941
UNWEIGHTED AVERAGE:	12,917
MEDIAN:	10,397

Top 25 Holdings
Sit Mid Cap Growth
September 30, 2007

Security	Sector	Market Value (000)	% of Equity	IBES LT Growth	C2008 P/E Ratio
CELGENE CORP	HEALTH TECHNOLOGY	$7,102	3.4%	45.4%	42 x
MCDERMOTT INTL INC	INDUSTRIAL SERVICES	5,657	2.7%	16.0%	20 x
PRECISION CASTPARTS CORP	PRODUCER MANUFACTURING	5,165	2.5%	20.3%	20 x
BROADCOM CORP	ELECTRONIC TECHNOLOGY	4,900	2.3%	22.4%	26 x
COACH INC	CONSUMER NON-DURABLES	4,836	2.3%	20.3%	21 x
URS CORP	INDUSTRIAL SERVICES	4,606	2.2%	13.7%	20 x
AFFILIATED MANAGERS GRP INC	FINANCE	4,463	2.1%	13.3%	16 x
SMITH INTERNATIONAL INC	INDUSTRIAL SERVICES	4,348	2.1%	20.1%	18 x
XTO ENERGY INC	ENERGY MINERALS	4,324	2.1%	13.0%	15 x
COGNIZANT TECH SOLUTIONS	TECHNOLOGY SERVICES	3,950	1.9%	34.5%	27 x
THERMO FISHER SCIENTIFIC INC	HEALTH TECHNOLOGY	3,812	1.8%	16.0%	19 x
NII HOLDINGS INC	COMMUNICATIONS	3,812	1.8%	38.9%	22 x
KYPHON INC	HEALTH TECHNOLOGY	3,780	1.8%	34.8%	41 x
AIRGAS INC	PROCESS INDUSTRIES	3,557	1.7%	14.2%	N/A
ADOBE SYSTEMS INC	TECHNOLOGY SERVICES	3,519	1.7%	13.7%	24 x
GILEAD SCIENCES INC	HEALTH TECHNOLOGY	3,507	1.7%	17.2%	22 x
RTI INTL METALS INC	NON ENERGY MINERALS	3,448	1.6%	22.0%	15 x
ANALOG DEVICES	ELECTRONIC TECHNOLOGY	3,296	1.6%	17.6%	19 x
INTUITIVE SURGICAL INC	HEALTH TECHNOLOGY	3,278	1.6%	40.1%	55 x
AMERICAN TOWER CORP	COMMUNICATIONS	3,248	1.6%	23.9%	85 x
STERICYCLE INC	HEALTH SERVICES	3,201	1.5%	16.6%	35 x
SOUTHWESTERN ENERGY CO	ENERGY MINERALS	3,197	1.5%	25.9%	24 x
AMYLIN PHARMACEUTICALS INC	HEALTH TECHNOLOGY	3,135	1.5%	N/A	N/A
GAMESTOP CORP NEW	RETAIL TRADE	3,099	1.5%	21.2%	28 x
ACE LTD	FINANCE	3,092	1.5%	13.2%	8 x
	TOTAL		48.0		

Number of Equity Holdings = 80

NM= non-meaningful, N/A=not applicable

Sit Investment Associates
Sit Mutual Funds

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Mid Cap Growth title page.

Sit Mid Cap Growth Fund

Performance Attribution
GFD006 vs. Russell Midcap Growth - Ex [Cash], Ex [Money Market Fund], Ex [Unassigned]
9/29/2006 to 9/28/2007
U.S. Dollar

	Sit Mid Cap Growth Fund		Russell Midcap Growth		Attribution Analysis		
Sector	**Average Weight**	**Total Return**	**Average Weight**	**Total Return**	**Selection & Interaction**	**Allocation Effect**	**Total Effect**
Health Technology	15.35	50.03	9.20	21.53	3.59	0.16	3.75
Industrial Services	6.73	88.22	5.65	59.32	1.53	0.45	1.98
Energy Minerals	6.49	43.90	2.60	29.56	0.80	0.63	1.43
Producer Manufacturing	8.05	63.75	7.81	47.96	1.00	0.10	1.10
Consumer Durables	1.72	13.47	4.64	-0.58	0.33	0.56	0.89
Electronic Technology	11.81	28.12	9.96	21.75	0.85	-0.06	0.79
Retail Trade	4.70	17.36	8.53	5.75	0.27	0.51	0.79
Consumer Non-Durables	4.16	36.35	5.04	18.45	0.66	0.01	0.67
Finance	10.36	18.54	9.22	11.83	0.54	0.05	0.59
Commercial Services	0.29	-24.54	4.29	3.66	-0.13	0.69	0.56
Health Services	4.05	30.57	5.24	15.61	0.57	-0.15	0.42
Non-Energy Minerals	2.32	62.62	1.97	51.95	0.22	0.01	0.23
Process Industries	1.87	35.48	2.82	29.31	0.18	-0.06	0.12
Transportation	2.66	9.22	2.48	5.97	0.06	0.01	0.08
Utilities	0.00	4.61	3.46	22.36	0.05	0.01	0.06
Communications	3.83	16.68	2.32	18.70	-0.01	0.03	0.02
Technology Services	12.15	15.83	6.60	15.51	0.00	-0.32	-0.32
Consumer Services	3.46	18.55	8.19	26.17	-0.17	-0.16	-0.33
Total	**100.00**	**34.02**	**100.00**	**21.20**	**10.35**	**2.48**	**12.83**

Source: FactSet Research Systems Note: Returns Are Estimated

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Mid Cap Growth title page.

VI. Small Cap Growth Portfolio Characteristics

Sit Small Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

Rotation of Major Industry Weights Over Time

Sit Small Cap Growth

PORTFOLIO WEIGHTINGS	12/02	12/03	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06	03/07	06/07	09/07
NON-ENERGY MINERALS	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.8%	1.1%	1.8%	1.7%	1.8%	2.1%	2.2%	2.3%
PRODUCER MANUFACTURING	6.7	5.0	6.4	7.8	7.2	7.4	6.9	8.9	9.4	7.9	7.9	9.2	10.1	9.4
ELECTRONIC TECHNOLOGY	10.7	25.2	16.1	13.6	11.5	10.3	11.1	12.4	12.0	13.2	14.2	13.7	13.2	12.2
CONSUMER DURABLES	2.4	1.8	2.5	2.9	2.3	2.0	1.1	1.3	1.5	1.4	1.3	1.1	1.5	1.5
ENERGY MINERALS	2.9	2.1	9.6	10.3	12.7	14.7	11.6	9.7	9.6	8.8	7.2	7.1	7.7	6.8
PROCESS INDUSTRIES	5.1	3.6	3.5	2.9	0.0	0.0	0.0	0.0	0.0	0.0	0.2	1.8	1.9	2.0
HEALTH TECHNOLOGY	13.6	12.8	14.5	12.5	14.5	14.4	14.9	14.5	13.5	16.1	19.2	16.2	16.2	17.3
CONSUMER NON-DURABLES	4.9	2.5	2.0	2.2	2.9	2.6	2.6	2.9	3.5	3.3	3.7	3.4	3.2	2.9
INDUSTRIAL SERVICES	1.9	3.0	3.8	4.3	4.7	7.3	7.2	8.9	11.4	9.8	9.8	7.9	8.5	10.8
COMMERCIAL SERVICES	4.4	2.2	3.4	3.1	3.1	1.5	1.4	1.1	1.0	0.8	1.1	2.2	2.1	2.1
TECHNOLOGY SERVICES	7.7	9.2	11.4	12.7	12.0	10.5	8.0	8.2	8.8	9.9	9.6	10.2	9.3	9.5
HEALTH SERVICES	7.8	4.7	2.0	2.2	2.8	3.6	4.9	4.3	4.6	6.1	7.0	7.2	6.7	6.5
CONSUMER SERVICES	6.7	2.7	1.5	2.2	1.7	2.1	2.4	2.7	3.6	1.8	1.6	1.1	1.1	1.2
RETAIL TRADE	7.4	5.8	6.3	5.2	6.5	5.6	6.8	6.7	3.5	2.8	2.2	3.2	4.2	4.0
TRANSPORTATION	2.1	2.1	4.6	5.1	4.3	3.9	4.0	3.6	2.7	2.8	1.9	1.3	0.9	0.8
UTILITIES	2.1	5.1	2.0	2.1	2.4	2.3	2.0	1.8	2.0	2.1	2.3	1.2	1.1	1.2
FINANCE	13.6	12.2	7.4	7.4	7.4	6.7	9.5	8.2	7.9	8.3	6.1	7.3	6.1	5.2
COMMUNICATIONS	0.0	0.0	3.0	3.5	4.3	5.1	4.8	4.0	3.2	3.2	3.1	4.1	4.1	4.7
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

RUSSELL 2000 GROWTH WEIGHTING	12/02	12/03	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06	03/07	06/07	09/07
NON-ENERGY MINERALS	0.7%	0.8%	1.8%	2.1%	1.9%	2.3%	2.3%	2.8%	2.9%	2.2%	2.1%	2.2%	1.8%	1.9%
PRODUCER MANUFACTURING	6.2	5.0	6.1	6.0	6.6	6.8	6.9	7.2	6.9	8.3	8.5	8.3	8.9	9.3
ELECTRONIC TECHNOLOGY	12.7	17.4	14.3	13.0	13.4	13.5	13.5	14.6	13.4	12.8	12.8	13.3	11.9	12.0
CONSUMER DURABLES	4.0	3.1	4.6	5.1	3.5	3.4	3.5	3.4	3.1	2.9	2.9	2.8	3.7	3.7
ENERGY MINERALS	2.7	1.8	2.3	2.9	2.7	3.6	3.2	3.2	3.8	3.0	3.0	3.0	3.0	3.0
PROCESS INDUSTRIES	3.3	2.5	2.9	3.0	2.2	1.9	2.0	2.1	2.1	2.8	2.7	2.8	2.4	2.6
HEALTH TECHNOLOGY	14.1	16.7	15.2	13.9	15.1	15.2	14.9	14.6	13.9	15.6	15.1	14.7	14.9	16.3
CONSUMER NON-DURABLES	2.5	2.1	2.0	2.2	2.7	2.3	2.4	2.4	2.6	3.1	3.3	3.5	3.1	3.0
INDUSTRIAL SERVICES	2.9	2.6	3.7	4.2	4.4	5.3	5.1	5.2	5.8	3.9	3.7	3.6	4.3	4.3
COMMERCIAL SERVICES	5.7	4.7	6.0	5.8	5.8	6.0	5.9	5.9	6.0	6.6	7.0	7.1	6.6	6.1
TECHNOLOGY SERVICES	9.4	11.8	11.1	11.0	9.3	9.2	9.5	9.1	8.9	9.5	9.4	9.2	9.1	8.8
HEALTH SERVICES	5.1	5.3	5.6	5.8	5.3	5.2	5.0	4.5	4.5	4.2	4.2	4.3	4.0	4.1
CONSUMER SERVICES	6.5	5.7	6.2	6.9	6.9	6.3	6.2	6.0	6.1	6.4	6.6	6.8	7.6	7.5
RETAIL TRADE	5.0	5.4	4.6	5.0	6.0	5.4	5.6	5.5	5.3	5.4	5.1	5.3	5.3	4.5
TRANSPORTATION	1.3	1.9	2.3	2.2	2.6	2.5	2.8	2.8	3.1	2.6	2.6	2.7	2.5	1.7
UTILITIES	1.0	0.3	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.2	0.2	0.4	0.8
FINANCE	15.6	11.4	10.1	9.8	10.5	10.1	10.2	9.7	10.1	9.5	9.4	9.0	8.9	8.5
COMMUNICATIONS	1.3	1.5	1.0	1.0	1.0	1.0	1.0	1.0	1.1	1.1	1.4	1.3	1.7	1.8
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Small Cap Growth title page.

Industry Sector Portfolio Evaluation

Sit Small Cap Growth

September 30, 2007

NON-ENERGY MINERALS	$000	% EQUITY
RTI INTL METALS INC	1,997	1.9
HAYNES INTERNATIONAL INC	435	0.4
		2.3

PRODUCER MANUFACTURING	$000	% EQUITY
ANIXTER INTL INC	1,707	1.6
KAYDON CORP	1,552	1.4
AMETEK INC	1,466	1.4
ROPER INDS INC	1,389	1.3
IDEX CORP	1,212	1.1
TELEDYNE TECHNOLOGIES INC	977	0.9
ROFIN SINAR TECHNOLOGIES	968	0.9
AMPCO-PITTSBURGH CORP	819	0.8
		9.4

ELECTRONIC TECHNOLOGY	$000	% EQUITY
COMMSCOPE INC	2,241	2.1
MICROS SYSTEMS INC	1,575	1.5
ARRIS GROUP INC	1,357	1.3
VARIAN SEMICONDUCTOR EQUIPMT	1,349	1.3
MICROSEMI CORP	1,296	1.2
TRIMBLE NAVIGATION LTD	1,138	1.1
INTERSIL CORP	975	0.9
SONUS NETWORKS INC	687	0.6
SILICON LABORATORIES INC	597	0.6
FAIRCHILD SEMICONDUCTOR INTL	561	0.5
VIASAT INC	453	0.4
RADYNE COMSTREAM INC	450	0.4
SILICON MOTION TECH-ADR	296	0.3
		12.2

CONSUMER DURABLES	$000	% EQUITY
SCIENTIFIC GAMES CORP	1,138	1.1
THQ INC	377	0.4
		1.5

ENERGY MINERALS	$000	% EQUITY
ARENA RESOURCES INC	2,754	2.6
FRONTIER OIL CORP	2,411	2.3
SOUTHWESTERN ENERGY CO	2,134	2.0
		6.8

PROCESS INDUSTRIES	$000	% EQUITY
UAP HLDG CORP	1,185	1.1
LANDEC CORP	911	0.9
		2.0

HEALTH TECHNOLOGY	$000	% EQUITY
KYPHON INC	2,534	2.4
NUVASIVE INC	2,278	2.1
CELGENE CORP	2,125	2.0
AMYLIN PHARMACEUTICALS INC	1,995	1.9
INTUITIVE SURGICAL INC	1,771	1.7
PERKINELMER INC	1,139	1.1
SURMODICS INC	1,136	1.1
LIFECELL CORP	1,063	1.0
ACCURAY INC	851	0.8
EV3 INC	638	0.6
GEN-PROBE INC	613	0.6
CRYOLIFE INC	539	0.5
THORATEC CORP	492	0.5
PALOMAR MED TECHNOLOGIES INC	481	0.4
CV THERAPEUTICS INC	349	0.3
HOLOGIC INC	323	0.3
		17.3

CONSUMER NON-DURABLES	$000	% EQUITY
HANSEN NATURAL CORP	1,604	1.5
COACH INC	1,470	1.4
		2.9

INDUSTRIAL SERVICES	$000	% EQUITY
FLOTEK INDUSTRIES INC	2,287	2.1
URS CORP	2,049	1.9
CORE LABORATORIES N V	1,707	1.6
MCDERMOTT INTL INC	1,671	1.6
LUFKIN INDUSTRIES INC	1,293	1.2
CHICAGO BRIDGE & IRON CO	891	0.8
GRANITE CONSTR INC	848	0.8
STERLING CONSTRUCTION CO INC	787	0.7
		10.8

COMMERCIAL SERVICES	$000	% EQUITY
FACTSET RESEARCH SYSTEMS INC	1,035	1.0
AEGEAN MARINE PETROLEUM N	780	0.7
GETTY IMAGES INC	443	0.4
		2.1

TECHNOLOGY SERVICES	$000	% EQUITY
CITRIX SYSTEMS INC	1,923	1.8
ANSYS INC	1,896	1.8
INFORMATICA CORP	1,150	1.1
J2 GLOBAL COMMUNICATIONS INC	1,106	1.0
ULTIMATE SOFTWARE GROUP INC	1,064	1.0
BUSINESS OBJECTS SA ADR	870	0.8
QUEST SOFTWARE INC	666	0.6
SYNTEL INC	649	0.6
VALUECLICK INC	409	0.4
SAVVIS INC	400	0.4
		9.5

HEALTH SERVICES	$000	% EQUITY
COVANCE INC	1,418	1.3
STERICYCLE INC	1,246	1.2
PSYCHIATRIC SOLUTIONS INC	1,198	1.1
VCA ANTECH INC	1,177	1.1
ALLSCRIPTS HEALTHCARE SOLTNS	762	0.7
HEALTHWAYS INC	610	0.6
RADIATION THERAPY SVCS INC	518	0.5
		6.5

CONSUMER SERVICES	$000	% EQUITY
LIFE TIME FITNESS INC	1,270	1.2
		1.2

RETAIL TRADE	$000	% EQUITY
GAMESTOP CORP	1,786	1.7
JOS A BANK CLOTHIERS INC	1,096	1.0
MENS WEARHOUSE INC	849	0.8
DSW INC	599	0.6
		4.0

TRANSPORTATION	$000	% EQUITY
UTI WORLDWIDE INC	832	0.8
		0.8

UTILITIES	$000	% EQUITY
EQUITABLE RESOURCES INC	1,229	1.2
		1.2

FINANCE	$000	% EQUITY
AFFILIATED MANAGERS GRP INC	2,522	2.4
ASPEN INSURANCE HOLDINGS LTD	1,175	1.1
NATIONAL FINANCIAL PRTNRS CP	1,012	0.9
BOSTON PRIVATE FINL HLDGS	599	0.6
COWEN GROUP INC	211	0.2
		5.2

COMMUNICATIONS	$000	% EQUITY
SBA COMMUNICATIONS CORP	2,210	2.1
NII HOLDINGS INC	1,224	1.1
TIME WARNER TELECOM INC	1,026	1.0
CENTENNIAL COMMUNCTNS CORP	541	0.5
		4.7

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Small Cap Growth title page.

Portfolio Market Capitalization Summary

Sit Small Cap Growth

September 30, 2007

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
CELGENE CORP	39,000	10.028	71.310	3.0	27,290
COACH INC	33,100	31.18	47.270	1.4	17,611
NII HOLDINGS INC	14,500	31.18	82.150	1.1	14,301
MCDERMOTT INTL INC	30,500	13.577	54.080	1.5	12,135
GAMESTOP CORP NEW	31,700	28.374	56.350	1.7	8,593
INTUITIVE SURGICAL INC	7,200	99.015	230.000	1.7	8,818
CITRIX SYSTEMS INC	42,700	24.535	40.320	1.8	7,248
SOUTHWESTERN ENERGY CO	51,000	19.599	41.850	3.0	7,134
AMYLIN PHARMACEUTICALS INC	39,500	31.184	50.000	1.9	6,809
EQUITABLE RESOURCES INC	23,700	37.415	51.870	1.1	6,310
ROPER INDS INC NEW	21,200	24.000	65.500	1.3	5,903
HANSEN NATURAL CORP	28,300	18.043	56.680	1.5	5,250
STERICYCLE INC	21,800	17.411	57.160	1.2	5,008
COVANCE INC	18,200	48.377	77.900	1.3	4,993
TRIMBLE NAVIGATION LTD	30,300	11.331	39.210	1.1	4,753
AMETEK INC	33,593	27.588	43.220	1.4	4,601
FRONTIER OIL CORP	57,500	4.511	41.640	2.3	4,481
INTERSIL CORP	29,110	19.147	33.430	0.9	4,431
BUSINESS OBJECTS S A ADR	19,400	31.998	44.870	0.8	4,309
VARIAN SEMICONDUCTOR EQUIPMT	23,200	11.553	53.520	1.3	4,090
CHICAGO BRIDGE & IRON CO	20,700	17.429	43.060	0.8	3,981
AFFILIATED MANAGERS GRP INC	19,775	88.343	127.510	2.4	3,788
SBA COMMUNICATIONS CORP	12,850	18.708	35.280	2.1	3,685
GEN-PROBE INC	9,200	60.431	66.580	0.3	3,533
VCA ANTECH INC	28,200	23.314	41.750	1.1	3,500
SCIENTIFIC GAMES CORP	31,800	24.333	37.600	1.1	3,481
PERKINELMER INC	40,700	20.331	29.210	1.1	3,459
FACTSET RESEARCH SYSTEMS INC	15,100	20.050	68.550	1.0	3,350
HOLOGIC INC	5,300	51.315	61.000	0.3	3,281
KYPHON INC	31,200	41.330	70.000	2.4	3,239
TIME WARNER TELECOM INC	41,700	21.333	21.970	1.0	3,187
COMMSCOPE INC	44,800	28.925	50.240	2.1	3,098
ANIXTER INTL INC	20,700	54.350	82.450	1.5	3,075
URS CORP	31,300	43.997	56.450	1.9	3,013
CORE LABORATORIES N V	13,400	24.171	127.390	1.5	3,003
IDEX CORP	33,300	25.358	36.390	1.1	2,983
MENS WEARHOUSE INC	16,800	43.808	50.520	0.8	2,690
ANSYS INC	55,500	25.058	34.170	1.8	2,657
MICROS SYSTEMS INC	24,300	50.705	65.070	1.5	2,651
ASPEN INSURANCE HOLDINGS LTD	42,100	21.305	27.910	1.1	2,478
LIFE TIME FITNESS INC	20,700	37.158	61.340	1.2	2,387
FAIRCHILD SEMICONDUCTOR INTL	30,050	18.734	18.680	0.5	2,331
SILICON LABORATORIES INC	14,300	34.921	41.760	0.5	2,303
UTI WORLDWIDE INC	31,200	12.058	22.980	0.8	2,279
VALUECLICK INC	18,200	25.350	22.410	0.4	2,254
GRANITE CONSTR INC	16,000	38.489	53.020	0.8	2,224

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
PSYCHIATRIC SOLUTIONS INC	30,500	29.888	39.280	1.1	2,137
MICROSEMI CORP	41,500	24.287	27.880	1.3	2,131
SAVVIS INC	10,300	50.359	38.810	0.4	2,053
NATIONAL FINANCIAL PRTNRS CP	19,100	39.811	52.980	0.9	2,017
HEALTHWAYS INC	11,300	41.988	53.970	0.5	1,908
TELEDYNE TECHNOLOGIES INC	18,300	39.307	53.390	0.9	1,871
RTI INTL METALS INC	25,200	40.111	79.260	1.9	1,831
QUEST SOFTWARE INC	38,800	14.510	17.160	0.5	1,743
SYNTEL INC	15,800	29.038	41.580	0.5	1,719
THQ INC	15,100	24.949	24.980	0.4	1,679
GETTY IMAGES INC	15,900	53.298	27.840	0.4	1,649
UAP HLDG CORP	37,800	24.354	31.360	1.1	1,629
J2 GLOBAL COMMUNICATIONS INC	33,800	23.805	32.730	1.0	1,608
SONUS NETWORKS INC	112,850	7.122	6.090	0.5	1,580
AEGEAN MARINE PETROLEUM N	21,500	14.588	36.260	0.7	1,540
ALLSCRIPTS HEALTHCARE SOLTNS	28,200	23.501	27.030	0.7	1,511
KAYDON CORP	29,850	30.101	51.990	1.4	1,417
INFORMATICA CORP	78,250	8.100	15.700	1.1	1,380
ARRIS GROUP INC	109,500	11.975	12.350	1.3	1,310
LIFECELL CORP	28,300	27.310	37.570	1.0	1,271
NUVASIVE INC	63,400	11.980	35.930	2.1	1,253
ARENA RESOURCES INC	43,050	30.728	65.500	2.5	1,114
THORATEC CORP	20,800	19.340	20.690	0.5	1,111
ROFIN SINAR TECHNOLOGIES	13,793	70.128	70.210	0.9	1,093
CENTENNIAL COMMUNCTNS CORP	53,500	10.307	10.120	0.5	1,085
BOSTON PRIVATE FINL HLDGS	21,500	29.825	27.840	0.5	1,038
EV3 INC	41,500	11.378	16.420	0.5	1,003
HAYNES INTERNATIONAL INC	5,100	70.531	85.370	0.4	995
ACCURAY INC	48,253	23.158	17.460	0.8	940
VIASAT INC	16,700	23.743	30.830	0.4	931
SURMODICS INC	24,191	37.419	49.010	1.1	883
ULTIMATE SOFTWARE GROUP INC	30,200	23.015	34.900	1.0	865
LUFKIN INDUSTRIES INC	20,500	40.880	55.020	1.2	839
FLOTEK INDUSTRIES INC	51,800	14.305	44.150	2.1	813
SILICON MOTION TECH-ADR	13,150	23.150	22.510	0.3	788
JOS A BANK CLOTHIERS INC	32,800	39.188	33.420	1.0	607
CV THERAPEUTICS INC	38,500	23.305	8.980	0.3	534
PALOMAR MED TECHNOLOGIES INC	11,500	41.349	28.490	0.4	524
RADIATION THERAPY SVCS IN	24,500	30.133	20.830	0.5	490
DSW INC	20,800	39.077	25.170	0.5	409
LANDEC CORP	58,500	13.513	15.460	0.9	403
AMPCO-PITTSBURGH CORP	20,800	40.825	39.380	0.8	401
CRYOLIFE INC	57,010	5.051	9.450	0.5	260
STERLING CONSTRUCTION CO INC	34,100	20.425	23.080	0.7	254
COWEN GROUP INC	15,300	13.833	13.880	0.3	221
RADYNE COMSTREAM INC	43,800	12.350	10.540	0.4	195

WEIGHTED AVERAGE:	3,591
UNWEIGHTED AVERAGE:	3,204
MEDIAN:	2,180

Top 25 Holdings
Sit Small Cap Growth
September 30, 2007

Security	Sector	Market Value (000)	% of Equity	IBES LT Growth	C2008 P/E Ratio
ARENA RESOURCES INC	ENERGY MINERALS	$2,754	2.6%	N/A	20x
KYPHON INC	HEALTH TECHNOLOGY	2,534	2.4%	34.8%	41x
AFFILIATED MANAGERS GRP INC	FINANCE	2,522	2.4%	13.3%	16x
FRONTIER OIL CORP	ENERGY MINERALS	2,411	2.3%	16.2%	12x
FLOTEK INDUSTRIES INC	INDUSTRIAL SERVICES	2,287	2.1%	N/A	24x
NUVASIVE INC	HEALTH TECHNOLOGY	2,278	2.1%	31.3%	245x
COMMSCOPE INC	ELECTRONIC TECHNOLOGY	2,241	2.1%	17.0%	16x
SBA COMMUNICATIONS CORP	COMMUNICATIONS	2,210	2.1%	13.0%	N/A
SOUTHWESTERN ENERGY CO	ENERGY MINERALS	2,134	2.0%	25.9%	24x
CELGENE CORP	HEALTH TECHNOLOGY	2,125	2.0%	45.4%	42x
URS CORP	INDUSTRIAL SERVICES	2,049	1.9%	13.7%	20x
RTI INTL METALS INC	NON ENERGY MINERALS	1,997	1.9%	22.0%	15x
AMYLIN PHARMACEUTICALS INC	HEALTH TECHNOLOGY	1,995	1.9%	N/A	N/A
CITRIX SYSTEMS INC	TECHNOLOGY SERVICES	1,923	1.8%	15.8%	23x
ANSYS INC	TECHNOLOGY SERVICES	1,896	1.8%	18.0%	20x
GAMESTOP CORP NEW	RETAIL TRADE	1,786	1.7%	21.2%	28x
INTUITIVE SURGICAL INC	HEALTH TECHNOLOGY	1,771	1.7%	40.1%	55x
CORE LABORATORIES N V	INDUSTRIAL SERVICES	1,707	1.6%	N/A	22x
ANIXTER INTL INC	PRODUCER MANUFACTURING	1,707	1.6%	14.3%	13x
MCDERMOTT INTL INC	INDUSTRIAL SERVICES	1,671	1.6%	16.0%	20x
HANSEN NATURAL CORP	CONSUMER NON-DURABLES	1,604	1.5%	39.6%	26x
MICROS SYSTEMS INC	ELECTRONIC TECHNOLOGY	1,575	1.5%	19.1%	23x
KAYDON CORP	PRODUCER MANUFACTURING	1,502	1.4%	14.3%	19x
COACH INC	CONSUMER NON-DURABLES	1,470	1.4%	20.3%	21x
AMETEK INC	PRODUCER MANUFACTURING	1,466	1.4%	15.5%	18x
	TOTAL		46.8		

Number of Equity Holdings = 92

NM= non-meaningful, N/A=not applicable

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Small Cap Growth title page.

Sit Small Cap Growth Fund

Performance Attribution
SCG103 vs. Russell 2000 Growth - Ex [Cash], Ex [Money Market Fund], Ex [Unassigned]
9/29/2006 to 9/28/2007
U.S. Dollar

	Sit Small Cap Growth Fund		Russell 2000 Growth		Attribution Analysis		
Sector	Average Weight	Total Return	Average Weight	Total Return	Selection & Interaction	Allocation Effect	Total Effect
Industrial Services	9.01	92.20	3.62	38.59	3.51	1.02	4.53
Health Technology	17.24	45.55	15.20	20.44	3.68	-0.01	3.67
Energy Minerals	7.41	45.39	3.08	9.73	2.60	-0.43	2.17
Producer Manufacturing	9.21	46.64	8.65	30.32	1.27	0.16	1.43
Finance	6.54	17.06	9.02	1.78	0.93	0.43	1.35
Electronic Technology	13.48	31.96	12.73	25.16	0.99	0.06	1.06
Retail Trade	3.31	-0.22	5.10	-6.72	0.65	0.40	1.05
Consumer Non-Durables	3.38	47.23	3.26	22.40	0.74	0.08	0.82
Communications	3.80	33.28	1.46	9.95	0.93	-0.16	0.77
Commercial Services	1.62	7.54	6.21	9.44	0.19	0.42	0.61
Utilities	1.47	51.09	0.46	47.29	0.19	0.29	0.48
Process Industries	1.26	7.14	2.48	24.70	0.23	0.09	0.32
Consumer Services	1.23	30.02	6.93	17.36	0.15	0.16	0.31
Health Services	6.62	20.61	4.12	15.40	0.32	-0.04	0.28
Non-Energy Minerals	1.92	65.39	2.25	58.43	0.10	-0.17	-0.07
Consumer Durables	1.39	2.97	3.10	20.29	-0.21	0.07	-0.14
Transportation	1.39	-17.87	2.53	2.82	-0.46	0.32	-0.14
Technology Services	9.73	25.70	9.74	28.53	-0.43	0.07	-0.37
Total	**100.00**	**37.13**	**100.00**	**18.94**	**15.36**	**2.83**	**18.19**

Source: FactSet Research Systems Note: Returns Are Estimated

VII. Dividend Growth Portfolio Characteristics

Sit Dividend Growth Fund Structure / Characteristics

The following market environment information is a combination of outside research sources and the collective opinions of SIA analysts. This information is presented only as of the date indicated and is subject to change without notice with subsequent market events or other reasons.

- Dividend yield (gross) approximately 100 bps higher than S&P 500
- Forecasted beta of 0. 85 (provided by Northfield Information Systems)
- Below average portfolio turnover
- EPS growth rates similar to S&P 500, with lower valuations
- Above average "stability" (balance sheets, earnings, cash flow)
- Sector weights differ materially from S&P and Russell Style indices (both growth and value)
- Over 50% of holdings in SIA growth portfolios
- 96% of portfolio invested in common equities; the remainder is in REITs, LPs and Trusts
- ADR's account for 11.0% of the portfolio
- Equal proportion of dividend growth companies and higher yielding securities

Sit Dividend Growth: Balancing Income, Capital Appreciation Potential

September 30, 2007

Yield-Oriented

Ticker	Company Name	% of Total Equity	Div Yield	Div Payout Ratio	Long Term EPS Growth
AB	ALLIANCEBERNSTEIN HOLDING LP	2.0%	5.1%	95%	11%
AHL	ASPEN INSURANCE HOLDINGS LTD	1.0%	2.1%	13%	10%
BK	BANK OF NEW YORK MELLON CORP	1.6%	2.2%	41%	11%
C	CITIGROUP INC	2.1%	4.5%	45%	9%
CL	COLGATE-PALMOLIVE CO	1.3%	2.0%	43%	10%
CMP	COMPASS MINERALS INTL INC	0.7%	3.6%	80%	8%
CQP	CHENIERE ENERGY PARTNERS LP	0.6%	9.6%	100%	9%
CTR	CATO CORP -CL A	0.5%	3.2%	40%	10%
CVX	CHEVRON CORP	2.1%	2.5%	25%	8%
DD	DU PONT (E I) DE NEMOURS	0.8%	3.0%	42%	7%
DEO	DIAGEO PLC -ADR	1.3%	2.9%	66%	11%
EN	ENEL SPA -ADR	0.8%	4.3%	97%	8%
EQT	EQUITABLE RESOURCES INC	1.2%	1.7%	41%	10%
EXC	EXELON CORP	1.2%	2.3%	60%	10%
GE	GENERAL ELECTRIC CO	3.8%	2.7%	54%	11%
GIS	GENERAL MILLS INC	1.1%	2.7%	44%	8%
GSK	GLAXOSMITHKLINE PLC -ADR	0.8%	3.7%	50%	9%
IPCR	IPC HOLDINGS LTD	0.7%	2.6%	16%	11%
JNJ	JOHNSON & JOHNSON	1.9%	2.5%	43%	8%
JPM	JPMORGAN CHASE & CO	1.1%	3.2%	30%	10%
KMB	KIMBERLY-CLARK CORP	1.0%	3.0%	54%	7%
KYN	KAYNE ANDERSON MLP INVST CO	1.6%	6.6%	100%	7%
LLY	LILLY (ELI) & CO	1.2%	2.9%	34%	7%
LNC	LINCOLN NATIONAL CORP	1.7%	2.4%	28%	10%
MIC	MACQUARIE INFRASTRUCT CO LLC	1.1%	6.3%	100%	10%
MRK	MERCK & CO	0.8%	2.9%	69%	11%
MRO	MARATHON OIL CORP	2.3%	1.7%	12%	11%
OKE	ONEOK INC	1.1%	3.0%	52%	9%
PBI	PITNEY BOWES INC	0.7%	2.9%	47%	11%
PCU	SOUTHERN COPPER CORP	0.7%	5.1%	74%	10%
PSO	PEARSON PLC -ADR	0.8%	3.9%	54%	10%
RPM	RPM INTERNATIONAL INC	0.5%	3.0%	40%	12%
SFL	SHIP FINANCE INTL LTD	0.4%	8.0%	80%	7%
T	AT&T INC	2.4%	3.4%	70%	8%
TNP	TSAKOS ENERGY NAVIGATION LTD	0.5%	4.4%	26%	10%
TOT	TOTAL SA -ADR	2.2%	3.0%	36%	6%
UAPH	UAP HOLDING CORP	1.0%	2.9%	87%	10%
USB	U S BANCORP	1.2%	4.8%	61%	8%
VFC	VF CORP	0.6%	2.6%	43%	10%
VOD	VODAFONE GROUP PLC -ADR	0.7%	3.9%	66%	6%
WFC	WELLS FARGO & CO	2.1%	3.4%	44%	11%
	Total	51%			
	Median		3.0%	50%	10%

Growth-Oriented

Ticker	Company Name	% of Total Equity	Div Yield	Div Payout Ratio	Long Term EPS Growth
ABB	ABB LTD -ADR	0.7%	0.6%	20%	14%
ABT	ABBOTT LABORATORIES	1.6%	2.3%	33%	12%
ACE	ACE LTD	1.6%	1.7%	13%	13%
ACN	ACCENTURE LTD	1.0%	1.1%	17%	13%
ADI	ANALOG DEVICES	0.8%	2.0%	43%	15%
ADP	AUTOMATIC DATA PROCESSING	0.8%	1.9%	49%	15%
APD	AIR PRODUCTS & CHEMICALS INC	1.0%	1.6%	35%	12%
BBY	BEST BUY CO INC	0.5%	1.1%	10%	15%
BCR	BARD (C.R.) INC	0.9%	0.7%	19%	14%
BDX	BECTON DICKINSON & CO	1.3%	1.2%	31%	13%
BEN	FRANKLIN RESOURCES INC	0.6%	0.5%	8%	14%
BNI	BURLINGTON NORTHERN SANTA FE	0.6%	1.6%	21%	14%
CHRW	C H ROBINSON WORLDWIDE INC	0.6%	1.3%	41%	16%
COST	COSTCO WHOLESALE CORP	0.6%	0.9%	24%	13%
CRS	CARPENTER TECHNOLOGY CORP	0.6%	0.9%	12%	13%
DE	DEERE & CO	1.6%	1.4%	25%	10%
DO	DIAMOND OFFSHORE DRILLING INC	1.0%	0.4%	70%	27%
EMR	EMERSON ELECTRIC CO	2.0%	2.0%	41%	13%
GD	GENERAL DYNAMICS CORP	2.1%	1.4%	23%	11%
HAL	HALLIBURTON CO	1.0%	0.9%	13%	15%
HON	HONEYWELL INTERNATIONAL INC	0.8%	1.7%	35%	10%
HPQ	HEWLETT-PACKARD CO	1.1%	0.6%	13%	14%
IBM	INTL BUSINESS MACHINES CORP	1.3%	1.4%	21%	11%
ITT	ITT CORP	0.7%	0.8%	16%	13%
JWN	NORDSTROM INC	0.7%	1.1%	18%	12%
LUFK	LUFKIN INDUSTRIES INC	0.9%	1.6%	16%	19%
MCK	MCKESSON CORP	1.0%	0.4%	7%	15%
MHP	MCGRAW-HILL COMPANIES	0.8%	1.5%	28%	12%
MSFT	MICROSOFT CORP	1.7%	1.5%	28%	12%
NOK	NOKIA CORP -ADR	1.0%	1.1%	29%	12%
NTRS	NORTHERN TRUST CORP	1.1%	1.5%	30%	12%
NVS	NOVARTIS AG -ADR	1.3%	1.7%	34%	14%
OMI	OWENS & MINOR INC	0.8%	1.7%	52%	16%
OXY	OCCIDENTAL PETROLEUM CORP	2.1%	1.6%	17%	11%
PEP	PEPSICO INC	2.0%	2.0%	37%	11%
PG	PROCTER & GAMBLE CO	2.3%	2.0%	41%	11%
PKI	PERKINELMER INC	0.8%	1.0%	29%	14%
QCOM	QUALCOMM INC	0.8%	1.3%	31%	21%
SYNT	SYNTEL INC	0.6%	0.6%	18%	19%
TCK	TECK COMINCO LTD -CL B	0.6%	2.0%	20%	12%
TJX	TJX COMPANIES INC	0.6%	1.2%	21%	12%
UBS	UBS AG	1.4%	3.2%	31%	14%
UPS	UNITED PARCEL SERVICE INC	0.5%	2.2%	43%	12%
UTX	UNITED TECHNOLOGIES CORP	1.9%	1.6%	28%	12%
WYE	WYETH	0.4%	2.4%	31%	11%
XTO	XTO ENERGY INC	0.7%	0.8%	10%	13%
	Total	49%			
	Median		1.4%	24%	13%

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Dividend Growth title page.

Rotation of Major Industry Weights Over Time

Sit Dividend Growth

PORTFOLIO WEIGHTINGS	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06	03/07	06/07	09/07
NON-ENERGY MINERALS	0.0	0.0	0.5	1.0	1.3	1.7	1.4	1.2	1.0	1.3	1.5	1.3
PRODUCER MANUFACTURING	13.9	16.9	14.7	16.2	15.6	14.8	14.8	13.5	12.7	12.3	13.5	13.6
ELECTRONIC TECHNOLOGY	4.2	4.8	4.5	4.7	4.8	4.2	3.7	3.7	3.6	4.6	4.2	4.9
CONSUMER DURABLES	3.4	3.0	0.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
ENERGY MINERALS	10.3	10.7	10.1	10.8	9.4	9.3	9.5	8.9	8.9	8.9	9.2	9.3
PROCESS INDUSTRIES	6.7	6.8	5.4	4.8	4.8	3.7	2.9	1.8	4.0	4.8	4.1	3.9
HEALTH TECHNOLOGY	9.8	9.0	10.7	11.6	11.9	11.7	11.8	13.5	11.9	11.8	12.0	11.5
CONSUMER NON-DURABLES	10.1	9.4	10.0	9.2	9.5	9.2	9.6	9.8	9.1	8.9	9.2	9.5
INDUSTRIAL SERVICES	6.4	4.8	6.5	3.8	4.0	4.3	4.8	4.2	3.7	3.6	3.2	3.6
COMMERCIAL SERVICES	1.4	1.6	1.7	1.7	1.5	2.4	2.8	2.8	2.9	2.7	2.5	1.5
TECHNOLOGY SERVICES	0.0	0.0	0.0	1.3	2.5	3.3	3.7	4.0	4.7	4.5	4.5	4.1
HEALTH SERVICES	0.0	1.3	1.0	0.5	0.8	0.8	0.7	1.7	2.0	1.8	1.8	1.8
CONSUMER SERVICES	1.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.8
RETAIL TRADE	3.1	4.1	4.2	3.6	3.7	3.6	2.8	3.8	3.5	3.3	3.2	2.8
TRANSPORTATION	4.0	3.2	3.9	3.5	3.2	3.0	2.8	2.5	2.7	2.8	2.9	2.6
UTILITIES	4.5	3.6	4.2	4.7	4.3	3.9	3.4	3.6	4.1	3.9	3.8	4.8
FINANCE	18.9	16.8	17.4	18.9	20.1	21.7	22.9	22.0	23.8	22.9	22.4	21.0
COMMUNICATIONS	2.3	4.1	4.4	3.7	2.8	2.5	2.5	3.2	1.7	2.0	2.0	3.1
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

S&P 500 WEIGHTING	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06	03/07	06/07	09/07
NON-ENERGY MINERALS	1.1	1.1	1.0	1.1	1.2	1.2	1.2	1.1	1.2	1.3	1.2	1.2
PRODUCER MANUFACTURING	9.2	9.3	8.9	8.7	8.9	8.9	8.9	8.6	8.5	8.6	10.3	9.3
ELECTRONIC TECHNOLOGY	9.9	9.5	9.7	10.0	9.9	9.9	9.1	9.4	9.3	8.8	9.4	10.2
CONSUMER DURABLES	1.8	1.7	1.7	1.7	1.6	1.7	1.5	1.5	1.5	1.5	1.5	1.3
ENERGY MINERALS	5.9	7.3	7.3	8.2	7.4	7.5	7.8	7.4	7.8	8.0	8.3	8.9
PROCESS INDUSTRIES	2.3	2.4	2.2	2.0	2.1	2.2	2.2	2.2	2.2	2.3	2.2	2.3
HEALTH TECHNOLOGY	10.4	10.3	10.6	10.2	10.1	9.9	9.5	10.0	9.5	9.5	9.4	9.4
CONSUMER NON-DURABLES	7.7	7.9	7.6	7.8	7.5	7.1	7.3	7.4	7.3	7.4	7.1	7.5
INDUSTRIAL SERVICES	1.4	1.6	1.8	2.1	2.2	2.5	2.6	2.2	2.3	2.4	2.6	2.7
COMMERCIAL SERVICES	1.2	1.2	1.1	1.1	1.2	1.3	1.2	1.2	1.3	1.2	1.2	1.1
TECHNOLOGY SERVICES	5.9	5.4	5.2	5.1	4.9	4.8	5.2	5.3	5.5	5.4	5.4	5.5
HEALTH SERVICES	2.3	2.5	2.8	2.9	3.1	3.1	2.8	2.8	2.5	2.6	2.2	2.2
CONSUMER SERVICES	5.2	5.5	5.2	5.0	4.8	4.7	5.0	4.7	4.9	5.0	4.7	4.6
RETAIL TRADE	7.1	6.9	6.6	6.1	6.0	6.0	5.9	5.6	5.4	5.6	5.5	5.2
TRANSPORTATION	1.8	1.7	1.5	1.6	1.8	1.9	2.0	1.7	1.7	1.7	1.7	1.7
UTILITIES	3.0	3.1	3.4	3.6	3.3	3.2	3.4	3.4	3.5	3.7	3.4	3.8
FINANCE	20.5	19.6	20.2	19.6	21.0	20.8	21.2	21.9	22.1	21.3	20.2	19.5
COMMUNICATIONS	3.3	3.1	3.2	3.1	3.0	3.3	3.3	3.5	3.5	3.7	3.7	3.7
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Dividend Growth title page.

Sit Dividend Growth Fund Strategy vs. Benchmarks

Data as of September 30, 2007

SIA Domestic Growth Equity Weighting Strategies Vs. Benchmarks

Data as of September 30, 2007

	Large Cap Growth Strategy			Mid Cap Growth Strategy			Small Cap Growth Strategy		
ECONOMIC SECTOR	**% IBES LTGR**	**S&P500 Weight**	**SIA Weight +/-**	**% IBES LTGR**	**S&P Midcap Weight**	**SIA Weight +/-**	**% IBES LTGR**	**Russell 2000 Weight**	**SIA Weight +/-**
Non-Energy Mineral	10.6	1.2	0	10.2	2.7	0	12.8	2.4	0
Producer Manufacturing	12.8	9.3	+	12.9	10.4	-	15.0	8.1	+
Electronic Technology	16.5	10.2	+	13.7	7.7	+	18.3	10.1	+
Consumer Durables	9.9	1.3	-	10.0	3.2	-	13.7	3.5	-
Energy Minerals	10.8	8.9	0	12.4	5.4	+	16.9	2.8	++
Process Industries	11.3	2.3	+	11.5	4.3	-	10.0	3.9	-
Health Technology	13.7	9.4	0	19.0	7.6	++	25.0	9.8	++
Consumer Non-Durables	9.8	7.5	-	12.1	2.9	0	13.9	3.4	0
Industrial Services	20.1	2.7	+	14.7	5.8	++	16.4	3.9	++
Commercial Services	12.3	1.1	-	14.5	3.8	-	16.4	5.2	-
Technology Services	14.4	5.5	+	16.2	5.9	+	19.4	6.6	+
Health Services	14.7	2.2	0	16.2	4.8	0	17.2	3.1	+
Consumer Services	12.5	4.6	0	13.7	3.9	0	15.4	6.0	--
Retail Trade	13.7	5.2	0	14.8	7.0	-	15.0	4.2	0
Transportation	14.7	1.7	0	10.2	2.1	0	14.0	2.0	-
Utilities	7.4	3.8	-	5.7	7.3	--	6.8	2.9	-
Finance	10.5	19.5	–	9.6	14.5	--	10.0	20.2	--
Communications	7.7	3.7	+	14.1	0.7	+	13.5	1.7	+
BENCHMARK AVG/TOTAL	12.1	100.0		12.7	100.0		15.0	100.0	

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Dividend Growth title page.

Industry Sector Portfolio Evaluation

Sit Dividend Growth

September 30, 2007

NON-ENERGY MINERALS	$000	% EQUITY
SOUTHERN COPPER CORP	297	0.7
CARPENTER TECHNOLOGY CORP	247	0.6
		1.3

PRODUCER MANUFACTURING	$000	% EQUITY
GENERAL ELECTRIC CO	1,602	3.8
GENERAL DYNAMICS CORP	895	2.1
EMERSON ELECTRIC CO	836	2.0
UNITED TECHNOLOGIES CORP	789	1.9
DEERE & CO	663	1.6
HONEYWELL INTERNATIONAL INC	357	0.8
ABB LTD - ADR	317	0.7
ITT CORPORATION	312	0.7
		13.6

ELECTRONIC TECHNOLOGY	$000	% EQUITY
INTL BUSINESS MACHINES CORP	542	1.3
HEWLETT-PACKARD CO	453	1.1
NOKIA CORP ADR	417	1.0
QUALCOMM INC	325	0.8
ANALOG DEVICES	318	0.8
		4.9

ENERGY MINERALS	$000	% EQUITY
MARATHON OIL CORP	981	2.3
TOTAL S A ADR	924	2.2
CHEVRON CORP NEW	889	2.1
OCCIDENTAL PETROLEUM CORP	871	2.1
XTO ENERGY INC	284	0.7
		9.3

PROCESS INDUSTRIES	$000	% EQUITY
AIR PRODUCTS & CHEMICALS INC	430	1.0
UAP HLDG CORP	430	1.0
DU PONT E I DE NEMOURS	327	0.8
COMPASS MINERALS INTL INC	283	0.7
RPM INTERNATIONAL INC	192	0.5
		3.9

HEALTH TECHNOLOGY	$000	% EQUITY
JOHNSON & JOHNSON	795	1.9
BECTON DICKINSON & CO	755	1.8
ABBOTT LABORATORIES	665	1.6
NOVARTIS A G ADR	561	1.3
LILLY ELI & CO	521	1.2
BARD C R INC	379	0.9
PERKINELMER INC	359	0.8
MERCK & CO INC	336	0.8
GLAXOSMITHKLINE ADR	335	0.8
WYETH	151	0.4
		11.5

CONSUMER NON-DURABLES	$000	% EQUITY
PROCTER & GAMBLE CO	957	2.3
PEPSICO INC	828	2.0
DIAGEO PLC ADR	570	1.3
COLGATE-PALMOLIVE CO	549	1.3
GENERAL MILLS INC	470	1.1
KIMBERLY CLARK CORP	436	1.0
V F CORP	234	0.6
		9.5

INDUSTRIAL SERVICES	$000	% EQUITY
DIAMOND OFFSHORE DRILLING	442	1.0
HALLIBURTON CO	430	1.0
LUFKIN INDUSTRIES INC	374	0.9
TECK COMINCO LTD	262	0.6
		3.6

COMMERCIAL SERVICES	$000	% EQUITY
MCGRAW-HILL COMPANIES INC	331	0.8
PITNEY BOWES INC	304	0.7
		1.5

TECHNOLOGY SERVICES	$000	% EQUITY
MICROSOFT CORP	713	1.7
ACCENTURE LTD BERMUDA	435	1.0
AUTOMATIC DATA PROCESSING	331	0.8
SYNTEL INC	242	0.6
		4.1

HEALTH SERVICES	$000	% EQUITY
MCKESSON CORP	423	1.0
OWENS & MINOR INC	331	0.8
		1.8

CONSUMER SERVICES	$000	% EQUITY
PEARSON PLC ADR	322	0.8
		0.8

RETAIL TRADE	$000	% EQUITY
NORDSTROM INC	295	0.7
COSTCO WHOLESALE CORP	245	0.6
TJX COS INC	241	0.6
BEST BUY CO INC	212	0.5
CATO CORP	200	0.5
		2.8

TRANSPORTATION	$000	% EQUITY
BURLINGTON NORTHERN SANTA FE	252	0.6
C H ROBINSON WORLDWIDE INC	250	0.6
TSAKOS ENERGY NAVIGATION LTD	232	0.5
UNITED PARCEL SERVICE INC	199	0.5
SHIP FINANCE INTL LTD	173	0.4
		2.6

UTILITIES	$000	% EQUITY
EQUITABLE RESOURCES INC	508	1.2
EXELON CORP	497	1.2
ONEOK INC	455	1.1
ENEL SOCIETA PER AZIONI	321	0.8
CHENIERE ENERGY PARTNERS	262	0.6
		4.8

FINANCE	$000	% EQUITY
WELLS FARGO & CO	908	2.1
CITIGROUP INC	901	2.1
ALLIANCEBERNSTEIN HOLDING LP	845	2.0
LINCOLN NATIONAL CORP	712	1.7
KAYNE ANDERSON MLP INVSM	695	1.6
ACE LTD	690	1.6
BANK OF NEW YORK MELLON CORP	639	1.6
UBS AG	596	1.4
U S BANCORP	488	1.2
NORTHERN TRUST CORP	477	1.1
MACQUARIE INFRASTRUCTURE	459	1.1
JPMORGAN CHASE & CO	447	1.1
ASPEN INSURANCE HOLDINGS LTD	430	1.0
IPC HOLDINGS LTD	306	0.7
FRANKLIN RESOURCES INC	268	0.6
		21.0

COMMUNICATIONS	$000	% EQUITY
AT&T INC	1,032	2.4
VODAFONE GROUP ADR	298	0.7
		3.1

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Dividend Growth title page.

Portfolio Market Capitalization Summary

Sit Dividend Growth

September 30, 2007

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
GENERAL ELECTRIC CO	38,700	34.485	41.400	3.8	424,189
MICROSOFT CORP	24,200	27.821	29.460	1.7	276,976
AT&T INC	24,400	32.281	42.310	2.4	258,047
CITIGROUP INC	19,300	49.478	46.670	2.1	232,162
PROCTER & GAMBLE CO	13,600	57.158	70.340	2.3	219,184
CHEVRON CORP NEW	9,500	76.273	93.580	2.1	199,485
TOTAL S A ADR	11,400	64.820	81.030	2.2	193,886
VODAFONE GROUP ADR	8,200	31.992	36.300	0.7	192,536
JOHNSON & JOHNSON	12,100	63.446	65.700	1.9	190,169
INTL BUSINESS MACHINES CORP	4,600	101.979	117.800	1.3	160,256
JPMORGAN CHASE & CO	9,750	45.402	45.820	1.1	155,050
NOVARTIS A G ADR	10,200	56.544	54.960	1.3	149,984
GLAXOSMITHKLINE ADR	6,300	52.879	53.200	0.8	149,274
NOKIA CORP ADR	11,000	17.309	37.930	1.0	149,243
HEWLETT-PACKARD CO	9,100	28.488	49.790	1.1	128,362
WELLS FARGO & CO	25,500	32.718	35.620	2.1	119,058
PEPSICO INC	11,300	58.908	73.260	2.0	118,373
MERCK & CO INC	6,500	50.994	51.690	0.8	112,119
UBS AG	11,200	52.203	53.250	1.4	110,347
ABBOTT LABORATORIES	12,400	48.682	53.620	1.6	82,867
UNITED TECHNOLOGIES CORP	9,800	59.172	80.480	1.9	80,032
QUALCOMM INC	7,700	39.729	42.260	0.8	70,753
ENEL SOCIETA PER AZIONI	5,700	53.748	56.370	0.8	69,704
LILLY ELI & CO	9,150	55.530	56.930	1.2	64,575
ABB LTD - ADR	12,100	18.510	26.230	0.7	60,044
WYETH	3,400	54.151	44.550	0.4	59,904
DIAGEO PLC ADR	6,500	63.715	87.730	1.3	57,386
US BANCORP	15,000	33.183	32.530	1.2	56,161
OCCIDENTAL PETROLEUM CORP	13,600	40.434	64.080	2.1	53,234
UNITED PARCEL SERVICE INC	2,650	73.582	75.100	0.5	51,217
EXELON CORP	6,600	56.712	75.360	1.2	50,806
BANK OF NEW YORK MELLON CORP	15,600	39.718	44.140	1.6	50,225
DU PONT E I DE NEMOURS &	6,600	48.240	49.560	0.8	45,621
HONEYWELL INTERNATIONAL INC	6,000	42.837	59.470	0.8	44,507
EMERSON ELECTRIC CO	15,700	40.482	53.220	2.0	42,152
MARATHON OIL CORP	17,200	32.760	57.020	2.3	38,836
SOUTHERN COPPER CORP	2,400	25.551	123.830	0.7	36,464
COLGATE-PALMOLIVE CO	7,700	60.175	71.320	1.3	36,369
GENERAL DYNAMICS CORP	10,600	68.423	84.470	2.1	34,270
HALLIBURTON CO	11,200	31.426	38.400	1.0	34,182
DEERE & CO	4,500	96.609	148.420	1.6	32,931
FRANKLIN RESOURCES INC	2,100	95.858	127.500	0.6	31,358
KIMBERLY CLARK CORP	6,200	62.654	70.260	1.0	29,903
BURLINGTON NORTHERN SANTA FE	3,100	65.756	81.170	0.6	28,687
COSTCO WHOLESALE CORP	4,000	47.721	61.370	0.6	26,876
AUTOMATIC DATA PROCESSING	7,200	43.336	45.930	0.8	24,240
XTO ENERGY INC	4,600	53.026	61.840	0.7	23,859
ACCENTURE LTD BERMUDA	10,800	30.181	40.250	1.0	23,799
BEST BUY CO INC	4,600	47.854	46.020	0.5	21,809
AIR PRODUCTS & CHEMICALS INC	4,400	60.694	97.760	1.0	21,126
TECK COMINCO LTD	5,500	45.799	47.710	0.6	20,587
BECTON DICKINSON & CO	9,200	63.588	82.050	1.8	19,970
ACE LTD	11,400	53.433	60.570	1.6	19,938
GENERAL MILLS INC	8,100	52.420	58.010	1.1	18,737
LINCOLN NATIONAL CORP	10,800	59.019	65.970	1.7	17,897
MCKESSON CORP	7,200	53.313	58.790	1.0	17,389
MCGRAW-HILL COMPANIES INC	6,500	51.239	50.910	0.8	17,253
DIAMOND OFFSHORE DRILLING	3,900	80.984	113.290	1.0	15,711
NORTHERN TRUST CORP	7,200	61.080	66.270	1.1	14,540
TJX COS INC NEW	8,300	27.885	29.070	0.6	12,925
PEARSON PLC ADR	20,800	16.183	15.460	0.8	12,489
ITT CORPORATION	4,600	54.240	67.930	0.7	12,302
NORDSTROM INC	6,300	51.201	46.890	0.7	11,451
ANALOG DEVICES	8,800	33.601	36.160	0.8	11,252
PITNEY BOWES INC	6,700	42.870	45.420	0.7	9,944
C H ROBINSON WORLDWIDE INC	4,600	51.396	54.290	0.6	9,369
BARD C R INC	4,300	73.494	88.190	0.9	9,115
VF CORP	2,900	62.920	80.750	0.6	8,882
ALLIANCEBERNSTEIN HOLDING LP	9,600	64.673	88.070	2.0	7,628
EQUITABLE RESOURCES INC	9,800	33.687	51.870	1.2	6,310
ONEOK INC	9,600	49.772	47.400	1.1	4,924
PERKINELMER INC	12,300	20.470	29.210	0.8	3,459
CARPENTER TECHNOLOGY CORP	1,900	104.541	130.010	0.6	3,358
RPM INTERNATIONAL INC	8,000	18.407	23.950	0.5	2,902
ASPEN INSURANCE HOLDINGS LTD	15,400	23.571	27.910	1.0	2,478
SHIP FINANCE INTL LTD	6,600	19.520	26.270	0.4	1,911
IPC HOLDINGS LTD	10,600	27.377	28.850	0.7	1,744
SYNTEL INC	5,822	21.438	41.580	0.6	1,719
MACQUARIE INFRASTRUCTURE	11,900	30.929	38.590	1.1	1,671
UAP HLDG CORP	13,700	25.191	31.360	1.0	1,629
OWENS & MINOR INC	8,700	30.894	38.090	0.8	1,549
KAYNE ANDERSON MLP INVSM	22,050	28.314	31.500	1.6	1,350
TSAKOS ENERGY NAVIGATION LTD	3,300	37.542	70.410	0.5	1,341
COMPASS MINERALS INTL INC	8,300	27.092	34.040	0.7	1,100
LUFKIN INDUSTRIES INC	6,800	54.183	55.020	0.9	829
CATO CORP NEW	9,800	21.794	20.440	0.5	629
CHENIERE ENERGY PARTNERS	14,200	18.777	18.430	0.6	487

WEIGHTED AVERAGE:	86,256
UNWEIGHTED AVERAGE:	60,108
MEDIAN:	28,687

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Dividend Growth title page.

Sit Dividend Growth Fund
September 30, 2007 (Medians)

	Valuation			Dividends		
	NTM P/E	FCF Yield[1]	Dividend Yield	1 Year Growth	5 Year Growth	Payout Ratio
Sit Dividend Growth Rep. Account	16.2x	4.8%	2.0%	13.6%	11.7%	35%
S&P 500 Index	16.4x	4.2%	1.3%	10.4%	9.2%	20%
Russell 1000 Value Index	15.5x	4.1%	1.5%	11.8%	7.7%	23%
Russell 1000 Growth Index	18.0x	3.7%	0.6%	8.4%	11.3%	11%

	Earnings			Balance Sheet / Profitability[1]		
	Earnings Stability[2]	06-07 EPS Growth	Long Term Growth	ROIC	FCF Margin	Net Debt/ Capital
Sit Dividend Growth Rep. Account	13.6	13%	11%	17.7%	9.0%	14.1%
S&P 500 Index	19.0	11%	12%	13.0%	7.7%	22.3%
Russell 1000 Value Index	23.9	7%	11%	9.5%	5.8%	30.8%
Russell 1000 Growth Index	20.5	15%	15%	13.3%	7.5%	17.5%

[1] Excludes financials and Limited Partnerships

[2] Consistency of earnings per share growth over the past five years. The lower the number, the more uniform growth has been.

Top 25 Holdings

Sit Dividend Growth Fund

September 30, 2007

Security	Sector	Market Value (000)	% of Equity	IBES LT Growth	C2008 P/E Ratio
GENERAL ELECTRIC CO	PRODUCER MANUFACTURING	$1,602	3.8%	10.8%	17x
AT&T INC	COMMUNICATIONS	1,032	2.4%	7.9%	14x
MARATHON OIL CORP	ENERGY MINERALS	981	2.3%	10.8%	9x
PROCTER & GAMBLE CO	CONSUMER NON-DURABLES	957	2.3%	11.7%	19x
TOTAL S A ADR	ENERGY MINERALS	924	2.2%	5.5%	11x
WELLS FARGO & CO	FINANCE	908	2.1%	10.9%	12x
CITIGROUP INC	FINANCE	901	2.1%	9.8%	9x
GENERAL DYNAMICS CORP	PRODUCER MANUFACTURING	895	2.1%	11.1%	15x
CHEVRON CORP NEW	ENERGY MINERALS	889	2.1%	7.5%	11x
OCCIDENTAL PETROLEUM CORP	ENERGY MINERALS	871	2.1%	11.0%	13x
ALLIANCEBERNSTEIN HOLDING LP	FINANCE	845	2.0%	14.3%	15x
EMERSON ELECTRIC CO	PRODUCER MANUFACTURING	836	2.0%	12.5%	17x
PEPSICO INC	CONSUMER NON-DURABLES	828	2.0%	11.0%	20x
JOHNSON & JOHNSON	HEALTH TECHNOLOGY	795	1.9%	7.9%	15x
UNITED TECHNOLOGIES CORP	PRODUCER MANUFACTURING	789	1.9%	11.7%	17x
BECTON DICKINSON & CO	HEALTH TECHNOLOGY	755	1.8%	12.7%	N/A
MICROSOFT CORP	TECHNOLOGY SERVICES	713	1.7%	11.5%	16x
LINCOLN NATIONAL CORP	FINANCE	712	1.7%	10.4%	11x
KAYNE ANDERSON MLP INVSM	FINANCE	695	1.6%	N/A	N/A
ACE LTD	FINANCE	690	1.6%	13.2%	8x
BANK OF NEW YORK MELLON CORP	FINANCE	689	1.6%	10.7%	15x
DEERE & CO	PRODUCER MANUFACTURING	668	1.6%	9.2%	N/A
ABBOTT LABORATORIES	HEALTH TECHNOLOGY	665	1.6%	12.0%	17x
UBS AG	FINANCE	596	1.4%	14.0%	9x
DIAGEO PLC ADR	CONSUMER NON-DURABLES	570	1.3%	10.5%	N/A
	TOTAL		49.2		

Number of Equity Holdings = 87

NM= non-meaningful, N/A=not applicable

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the Dividend Growth title page.

Sit Dividend Growth Fund

Performance Attribution
DGF225 vs. S&P 500 - Ex [Cash], Ex [Money Market Fund], Ex [Unassigned]
9/29/2006 to 9/28/2007
U.S. Dollar

	Sit Dividend Growth Fund		S&P 500		Attribution Analysis		
Sector	**Average Weight**	**Total Return**	**Average Weight**	**Total Return**	**Selection & Interaction**	**Allocation Effect**	**Total Effect**
Finance	22.55	10.94	21.22	1.86	2.10	-0.16	1.93
Process Industries	4.05	51.12	2.20	24.02	0.90	0.20	1.10
Producer Manufacturing	13.03	31.43	8.72	29.07	0.28	0.50	0.78
Non-Energy Minerals	1.39	92.40	1.19	48.47	0.46	0.04	0.50
Technology Services	4.44	26.65	5.45	16.17	0.49	0.00	0.49
Transportation	2.74	29.08	1.74	10.53	0.45	-0.01	0.44
Consumer Durables	0.00	0.00	1.50	-3.26	0.00	0.29	0.29
Retail Trade	3.35	2.40	5.54	4.05	-0.01	0.29	0.28
Consumer Services	0.15	-5.65	4.89	9.80	0.01	0.26	0.27
Communications	2.27	39.67	3.55	27.31	0.33	-0.14	0.18
Health Services	1.90	10.26	2.42	12.09	-0.03	0.08	0.06
Health Technology	11.94	8.61	9.61	7.87	0.11	-0.20	-0.09
Consumer Non-Durables	9.13	16.30	7.33	17.59	-0.14	0.02	-0.11
Industrial Services	2.93	31.70	2.16	51.37	-0.40	0.23	-0.16
Utilities	4.43	15.72	3.89	21.11	-0.25	0.08	-0.18
Commercial Services	2.55	-4.21	1.23	2.88	-0.14	-0.05	-0.20
Energy Minerals	8.88	33.55	7.96	41.42	-0.58	0.25	-0.34
Electronic Technology	4.27	24.59	9.37	28.52	-0.06	-0.55	-0.61
Total	**100.00**	**21.09**	**100.00**	**16.46**	**3.52**	**1.11**	**4.63**

Source: FactSet Research Systems Note: Returns Are Estimated

VIII. International Growth Fund

Sit International Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.

International Equity Investment Philosophy

Sit International Investment Associates' investment philosophy for international equity portfolios targets growth-oriented investment opportunities outside the United States. Generally, we look to invest in companies with the potential to increase earnings at a faster rate than the representative economy and market index.

- We believe that earnings growth is the primary determinant of superior long-term returns;
- We emphasize investments in the world's premier growth companies or in companies that have regional or country dominance;
- We are opportunistic investors; we invest in high and consistent growth companies as well as conservative and cyclical growth companies; and
- We manage our portfolios on an active basis, concentrating our investments in the best growth opportunities at the most reasonable valuation levels.

Sit International Investment Associates
Organization

History

- International division established in 1989 as a joint venture between Sit Investment Associates (SIA), Andrew Kim and associate, and the Fremont Group (formerly Bechtel Investments).
- International, growth-oriented investment management.

Assets Under Management

- As of September 30, 2007

  International Investment Accounts by Style (millions of USD):

EAFE+	$109
Global*	190
Pacific Basin	21
Developing Markets	23

- Additionally, Sit Investment Associates currently manages over $7.5 billion in domestic financial assets.

*Global total assets include $151 million in domestic equity securities and exclude fixed income.

Sit International Growth Fund
Country Allocation

Asia Pacific

	Portfolio Weights 9/30/2007 ACTUAL[1]	Portfolio Weights 12/31/2007 TARGET	MSCI EAFE[2]
Australia	9.3 %	8.5 %	7.8 %
Hong Kong	3.0	3.0	3.6
Japan	17.6	17.5	20.7
New Zealand	0.0	0.0	0.1
Singapore	0.0	0.0	1.1
China	2.9 %	3.0 %	0.0 %
India	2.1	2.0	0.0
South Korea	0.6	0.5	0.0
Taiwan	0.0	0.0	0.0
Thailand	0.0	0.0	0.0
TOTAL	35.4 %	34.5 %	33.4 %
Asia ex-Japan	17.9 %	17.0 %	12.7 %

Europe

	Portfolio Weights 9/30/2007 ACTUAL[1]	Portfolio Weights 12/31/2007 TARGET	MSCI EAFE[2]
Austria	0.4 %	0.5 %	0.6 %
Belgium	0.0	0.0	1.3
Finland	1.4	1.5	1.9
France	10.4	10.5	10.2
Germany	8.1	8.5	8.5
Greece	0.0	0.0	0.8
Ireland	1.0	1.0	0.8
Italy	2.2	2.5	3.8
Netherlands	1.8	2.5	4.6
Portugal	0.0	0.0	0.4
Spain	2.0	2.0	4.2
Czech Republic	1.5 %	1.5 %	0.0 %
Denmark	2.9	3.5	0.9
Norway	1.5	1.5	1.1
Sweden	1.3	1.5	2.6
Switzerland	10.9	11.5	6.6
Great Britain	10.3	10.5	18.6
TOTAL	55.5 %	59.0 %	66.6 %
Euroland	27.2 %	29.0 %	36.9 %

Others

	Portfolio Weights 9/30/2007 ACTUAL[1]	Portfolio Weights 12/31/2007 TARGET	MSCI EAFE[2]
Argentina	1.3 %	1.0 %	0.0 %
Brazil	0.0	0.0	0.0
Mexico	2.8	2.5	0.0
Israel	0.7	1.0	0.0
Canada	1.5	1.5	0.0
United States	1.2	0.0	0.0
TOTAL	7.3 %	6.0 %	0.0 %

Cash and Total

	Portfolio Weights 9/30/2007 ACTUAL[1]	Portfolio Weights 12/31/2007 TARGET	MSCI EAFE[2]
CASH	1.7 %	0.5 %	0.0 %
EQUITY	98.3	99.5	100.0
TOTAL	100.0 %	100.0 %	100.0 %

[1] Sit International Growth Fund Portfolio

[2] Source: Morgan Stanley Capital International – September 30, 2007

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the International Growth title page.

Sit International Growth Fund
Historical Country Allocation

	Dec-00	Dec-01	Dec-02	Dec-03	Dec-04	Dec-05	Dec-06	Feb-07	Mar-07	Jun-07	Jun-07	Sep-07	MSCI EAFE	MSCI EAFE Growth
	Sit Int'l Growth Fund (% of Portfolio)												Sep-07	Sep-07
INDEX														
ASIA PACIFIC	20.8	16.8	28.3	34.2	35.1	37.5	33.1	33.0	31.3	31.3	31.3	29.9	33.4	32.8
AUSTRALIA	-	0.9	2.3	4.3	7.2	6.7	6.8	6.5	7.0	8.1	8.1	9.3	7.8	8.2
HONG KONG	3.4	3.9	7.4	6.3	5.8	4.1	3.8	3.9	3.5	2.7	2.7	3.0	3.6	2.0
JAPAN	15.2	10.0	15.0	18.0	18.1	26.7	22.5	22.6	20.8	20.6	20.6	17.6	20.7	21.4
NEW ZEALAND	-	-	-	-	-	-	-	-	-	-	-	-	0.1	0.2
SINGAPORE	2.3	2.0	3.6	4.9	2.0	-	-	-	-	-	-	-	1.1	1.1
EUROPE	59.6	64.5	64.0	53.7	49.8	43.1	53.5	54.6	55.7	55.4	55.4	54.0	66.6	67.2
AUSTRIA	-	-	-	-	-	-	0.6	0.5	0.5	0.5	0.5	0.4	0.6	0.6
BELGIUM	0.8	0.5	0.8	-	-	-	-	-	-	-	-	-	1.3	1.3
DENMARK	-	-	-	-	-	-	1.8	2.1	2.4	2.6	2.6	2.9	0.9	1.0
FINLAND	4.0	2.8	2.2	1.3	0.7	0.9	0.8	0.9	0.9	1.1	1.1	1.4	1.9	2.3
FRANCE	11.6	16.2	17.9	10.5	7.5	8.2	10.9	10.8	10.9	10.4	10.4	10.4	10.2	10.1
GERMANY	3.8	5.1	1.6	2.3	4.3	6.1	7.4	7.6	8.2	8.7	8.7	8.1	8.5	8.4
GREECE	-	-	-	-	1.2	-	-	-	-	-	-	-	0.8	0.7
IRELAND	2.3	3.3	0.9	1.3	2.2	1.6	1.8	2.2	2.4	2.1	2.1	1.0	0.8	0.8
ITALY	5.6	2.1	0.7	1.5	2.2	0.6	1.7	2.1	2.2	2.2	2.2	2.2	3.8	3.6
NETHERLANDS	7.8	5.9	4.6	6.1	3.3	2.6	2.3	2.3	1.5	1.5	1.5	1.8	4.6	3.5
NORWAY	-	-	-	-	-	-	-	0.5	0.9	1.0	1.0	1.5	1.1	1.0
PORTUGAL	-	-	-	-	-	-	-	-	-	-	-	-	0.4	0.3
SPAIN	2.6	3.2	2.1	1.8	2.1	1.5	1.8	1.9	1.9	1.8	1.8	2.0	4.2	4.1
SWEDEN	1.8	2.1	0.8	-	1.1	1.5	1.5	1.3	1.4	1.4	1.4	1.3	2.6	2.6
SWITZERLAND	6.4	6.8	10.1	8.7	9.4	10.7	12.0	11.3	11.4	11.6	11.6	10.9	6.6	6.7
GREAT BRITAIN	12.8	16.5	22.3	20.2	16.0	9.4	11.1	11.1	11.2	10.8	10.8	10.3	18.6	20.3
TOTAL INDEX REGIONS	80.5	81.2	92.3	87.9	84.9	80.6	86.6	87.6	86.9	86.7	86.7	83.9	100.0	100.0
NON-INDEX														
ASIA PACIFIC	1.4	2.0	3.3	4.5	3.1	4.0	4.1	3.7	3.8	4.2	4.2	5.0	-	-
CHINA	-	-	-	1.8	1.2	1.1	1.3	1.1	1.5	1.7	1.7	2.9	-	-
INDIA	-	-	-	0.7	2.0	2.5	2.2	2.0	1.6	1.9	1.9	2.1	-	-
SOUTH KOREA	-	-	1.1	0.4	0.8	0.8	0.7	0.6	0.6	0.6	0.6	0.6	-	-
PHILIPPINES	-	-	-	-	-	-	-	-	-	-	-	-	-	-
TAIWAN	1.0	1.4	1.7	1.5	-	-	-	-	-	-	-	-	-	-
THAILAND	0.4	0.7	0.5	0.8	1.1	0.5	-	-	-	-	-	-	-	-
CANADA	3.8	1.8	0.0	2.0	7.8	5.3	1.0	0.5	0.3	0.7	0.7	1.5	-	-
LATIN AMERICA	0.8	1.5	2.0	2.0	2.2	3.2	4.0	4.2	3.9	4.1	4.1	4.0	-	-
ARGENTINA	-	-	-	-	-	-	0.9	0.9	0.9	1.2	1.2	1.3	-	-
BRAZIL	-	-	-	0.3	-	0.6	-	-	-	-	-	-	-	-
MEXICO	0.8	1.5	2.0	1.7	2.2	2.6	3.1	3.3	3.0	2.9	2.9	2.8	-	-
OTHER	3.3	3.0	1.8	2.8	1.8	5.0	3.3	3.5	3.8	3.5	3.5	3.3	-	-
CZECH REPUBLIC	-	-	-	-	-	1.2	1.4	1.5	1.6	1.7	1.7	1.5	-	-
SOUTH AFRICA COMM.	-	-	-	-	-	-	-	-	-	-	-	-	-	-
ISRAEL	3.3	3.0	1.8	2.8	1.8	3.3	0.8	0.7	0.8	0.8	0.8	0.7	-	-
UNITED STATES	-		-	-	-	0.5	1.1	1.2	1.2	1.0	1.0	1.2	-	-
TOTAL NON-INDEX REGIONS	9.3	8.4	8.0	11.3	14.9	18.3	12.5	11.8	11.5	12.4	12.4	14.4	-	-
CASH	10.2	10.4	(0.2)	0.8	0.2	1.1	0.0	0.6	1.0	0.0	0.0	1.7	-	-
TOTAL	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Sit Investment Associates
Sit Mutual Funds

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the International Growth title page.

Sit International Growth Fund

International Portfolio Evaluation

As of September 30, 2007

ARGENTINA	MKTVAL	% PF
TENARIS SA ADR	518	1.3%
	518	1.3%

AUSTRALIA	MKTVAL	% PF
BHP BILLITON LTD	1,855	4.5%
RIO TINTO PLC ADR	1,511	3.7%
AUSTRALIA ZEALAND BANK ORD	458	1.1%
	3,824	9.3%

AUSTRIA	MKTVAL	% PF
RAIFFEISEN INTL BK	180	0.4%
	180	0.4%

CANADA	MKTVAL	% PF
AGRIUM INC	479	1.2%
RESEARCH IN MOTION LTD	118	0.3%
	597	1.5%

CHINA	MKTVAL	% PF
PETROCHINA CO LTD H	634	1.5%
CHINA MOBILE LIMITED - ADR	566	1.4%
	1,200	2.9%

CZECH REPUBLIC	MKTVAL	% PF
CENTRAL EUROPEAN MEDIA E	614	1.5%
	614	1.5%

DENMARK	MKTVAL	% PF
VESTAS WIND SYSTEM	1,024	2.5%
GENMAB AS	152	0.4%
	1,176	2.9%

FINLAND	MKTVAL	% PF
NOKIA CORP ADR	591	1.4%
	591	1.4%

FRANCE	MKTVAL	% PF
VEOLIA ENVIRONMENT	1,124	2.7%
SCHLUMBERGER LTD	1,113	2.7%
TOTAL	558	1.4%
AXA	542	1.3%
DANONE	376	0.9%
BNP PARIBAS	274	0.7%
BUSINESS OBJECTS SA ADR	256	0.6%
	4,242	10.3%

GERMANY	MKTVAL	% PF
SAP ORDS	636	1.6%
PUMA AG	634	1.5%
SIEMENS AG	533	1.3%
MUENCHENER RUCKVER REG	475	1.2%
ALLIANZ SE	431	1.1%
FRESENIUS SE	406	1.0%
DEUTSCHE BANK AG NAMEN	193	0.5%
	3,308	8.1%

GREAT BRITAIN	MKTVAL	% PF
VODAFONE GROUP	663	1.6%
TESCO	612	1.5%
RECKITT BENCKISER PLC	575	1.4%
BURBERRY GROUP	479	1.2%
BAE SYSTEMS	441	1.1%
GLAXOSMITHKLINE ADR	378	0.9%
BP PLC ADR	354	0.9%
ROYAL BK SCOT GRP	302	0.7%
WPP GROUP ORD PLC	207	0.5%
PEARSON PLC ADR	190	0.5%
	4,202	10.3%

HONG KONG	MKTVAL	% PF
SUN HUNG KAI PROP	533	1.3%
HSBC HOLDINGS PLC	387	0.9%
HONGKONG LAND HLDG	297	0.7%
	1,217	3.0%

INDIA	MKTVAL	% PF
INDIA FUND INC	516	1.3%
ICICI BK LTD ADR	343	0.8%
	859	2.1%

IRELAND	MKTVAL	% PF
ANGLO IRISH BANK CORP	405	1.0%
	405	1.0%

ISRAEL	MKTVAL	% PF
AMDOCS LTD	283	0.7%
	283	0.7%

ITALY	MKTVAL	% PF
AZIMUT HLDG SPA	389	0.9%
BCA POP DI MILANO	316	0.8%
ENEL S.P.A.	203	0.5%
	908	2.2%

JAPAN	MKTVAL	% PF
FANUC JPY50	601	1.5%
CANON	572	1.4%
TAKEDA CHEMICAL IND	527	1.3%
YAMADA DENKI	514	1.3%
EAST JAPAN RAILWAY	512	1.2%
NIPPON MITSUBISHI OIL CO	482	1.2%
AFLAC INC	439	1.1%
ITO EN, LTD	430	1.0%
HONDA MOTOR CO	376	0.9%
KDDI CORP	341	0.8%
KAO CORP	328	0.8%
SUMITOMO MITSUI FINL GR	327	0.8%
ASAHI BREWERIES N2502	312	0.8%
SHIMIZU CORP	310	0.8%
MILLEA HOLDINGS IN	281	0.7%
MITSUI OSK LINES LTD	259	0.6%
MITSUBISHI UFJ	237	0.6%
SONY CORP	173	0.4%
KIRIN HOLDINGS CO, LTD	172	0.4%
	7,193	17.5%

MEXICO	MKTVAL	% PF
NII HOLDINGS INC	813	2.0%
WALMART DE MEXICO SAB	324	0.8%
	1,138	2.8%

NETHERLANDS	MKTVAL	% PF
PHILIPS ELECTRONICS NEW	328	0.8%
ING GROEP NV	288	0.7%
CORE LABORATORIES NV	123	0.3%
	739	1.8%

NORWAY	MKTVAL	% PF
TELENOR ASA	608	1.5%
	608	1.5%

SOUTH KOREA	MKTVAL	% PF
SAMSUNG ELEC GDR	235	0.6%
	235	0.6%

SPAIN	MKTVAL	% PF
TELEFONICA SA	633	1.5%
BANCO BILBAO VIZCAYA ARG ADR	177	0.4%
	810	2.0%

SWEDEN	MKTVAL	% PF
ERICSSON LM TEL CO ADR	539	1.3%
	539	1.3%

SWITZERLAND	MKTVAL	% PF
NESTLE SA	700	1.7%
NOVARTIS	692	1.7%
ROCHE HLDGS AG	681	1.7%
KUEHNE & NAGEL INTL	585	1.4%
ABB LTD - ADR	433	1.1%
SYNTHES, INC	404	1.0%
UBS AG	391	1.0%
PANALPINA WELT AG	356	0.9%
CREDIT SUISSE GROUP	220	0.5%
	4,447	10.9%

UNITED STATES	MKTVAL	% PF
VERIFONE HLDGS INC	245	0.6%
NEWS CORP LTD CL A	224	0.5%
	469	1.1%

	MKTVAL	% PF
CASH	713	1.7%
TOTAL	40,958	100.0%

Sit International Growth Fund

Rotation of Industry Weightings Over Time

	Sit International Growth Fund (% of Portfolio)																								MSCI EAFE
	Dec-00	Dec-01	Dec-02	Mar-03	Jun-03	Sep-03	Dec-03	Mar-04	Jun-04	Sep-04	Dec-04	Mar-05	Jun-05	Sep-05	Nov-05	Dec-05	Mar-06	Jun-06	Sep-06	Nov-06	Dec-06	Mar-07	Jun-07	Sep-07	Sep-07
CONSUMER DISCRETIONARY	3.7	6.3	8.0	7.8	9.2	10.4	11.0	11.2	14.6	16.0	12.5	12.3	11.5	11.2	12.4	12.2	10.3	10.0	10.8	11.2	11.6	10.4	11.2	10.5	12.2
Automobiles & Components	-	-	0.7	0.7	0.8	0.7	0.7	0.7	0.8	0.8	0.8	0.9	1.0	1.0	1.0	1.0	1.0	1.0	1.1	1.1	1.2	1.1	1.0	0.9	4.1
Consumer Durables & Apparel	1.5	1.1	1.3	1.1	1.1	1.9	1.8	4.6	3.6	3.4	1.3	4.1	4.5	4.0	4.0	1.6	1.1	2.5	1.6	1.1	3.4	3.0	4.1	1.9	1.3
Consumer Services	-	0.8	1.5	0.8	1.6	1.6	1.8	1.4	1.3	1.9	1.1	1.1	1.1	1.1	0.8	0.8	0.8	0.3	0.3	0.3	0.3	-	-	-	0.9
Media	1.9	3.6	1.1	1.1	1.6	3.5	1.5	1.8	3.0	4.1	1.7	1.6	1.6	3.0	1.0	1.8	1.9	1.8	1.3	1.4	3.5	3.5	1.3	1.0	1.9
Retailing	0.1	1.8	1.3	1.0	1.1	1.8	1.1	1.7	3.9	1.7	1.4	1.3	1.4	1.9	1.6	4.0	3.1	3.4	1.5	1.1	1.1	1.9	1.7	1.6	1.9
INDUSTRIALS	2.3	3.0	3.8	3.8	4.0	6.2	6.3	4.2	5.3	4.6	3.5	3.8	4.0	5.3	6.0	6.7	9.3	9.3	9.3	9.5	9.4	10.3	11.8	12.3	12.4
Capital Goods	1.5	0.6	1.3	1.6	1.0	1.1	1.6	1.6	1.4	1.1	1.3	1.4	1.8	1.7	1.4	1.1	4.6	4.8	5.0	5.1	5.1	5.1	6.6	7.4	8.7
Commercial Services & Supplies	0.8	1.1	1.8	1.5	1.7	1.6	1.8	-	0.1	0.1	-	-	-	1.1	1.1	1.1	1.1	0.9	0.9	0.8	0.8	1.0	0.8	0.8	1.4
Transportation	-	-	0.7	0.7	1.1	1.1	1.9	1.5	1.7	1.1	1.1	1.4	1.1	1.1	1.1	1.4	3.4	3.5	1.4	3.5	3.5	4.1	4.3	4.1	1.1
ENERGY	3.7	6.0	10.6	9.7	9.8	8.2	8.4	8.0	9.0	11.6	10.2	10.0	10.3	11.7	11.0	10.3	8.8	9.5	9.0	9.0	8.8	7.0	8.6	9.2	7.4
Energy	3.7	6.0	10.6	9.7	9.8	8.2	8.4	8.9	9.9	11.6	10.2	10.0	10.3	11.7	11.0	10.3	8.8	9.5	9.0	9.0	8.8	7.0	8.6	9.2	7.4
CONSUMER STAPLES	6.3	7.2	18.5	17.8	14.7	11.1	9.5	9.0	8.6	10.6	11.7	8.3	8.2	9.5	9.6	9.8	9.5	9.3	9.3	9.0	9.2	9.7	9.3	8.5	7.8
Food & Staples Retailing	1.9	0.4	1.4	-	1.7	1.1	1.9	1.8	1.8	3.5	1.8	1.5	1.4	1.6	1.6	1.8	1.5	1.8	1.7	1.1	1.3	1.5	1.1	1.5	1.6
Food Beverage & Tobacco	1.8	4.1	11.8	11.8	8.9	6.0	5.8	6.4	6.1	6.7	8.1	5.8	5.9	6.0	6.1	6.1	6.2	6.4	6.8	6.9	7.1	7.4	7.3	4.9	5.4
Household & Personal Products	1.7	2.7	4.3	3.5	3.1	3.4	1.8	0.7	0.8	1.1	0.8	0.9	0.9	0.9	0.9	0.9	0.8	0.8	0.8	0.8	0.8	0.9	0.7	1.1	0.9
HEALTH CARE	11.1	18.5	14.7	13.2	14.5	11.3	10.4	9.0	10.3	11.2	10.8	10.3	11.5	10.5	10.8	10.7	11.0	11.0	9.0	9.7	10.0	10.2	8.2	7.0	6.4
Pharmaceuticals Biotechnology & Life Sciences	11.1	18.0	14.7	13.1	14.5	11.3	10.4	9.9	9.7	10.1	8.8	8.1	9.4	9.1	8.4	8.4	9.4	9.4	7.9	7.6	7.8	7.8	6.1	5.9	5.5
Health Care Equipment & Services	-	0.5	-	-	-	-	-	-	0.6	1.0	1.0	1.0	2.1	1.4	1.3	1.3	1.6	1.6	2.1	2.1	2.1	2.4	2.1	1.0	0.9
MATERIALS	0.0	-	0.4	1.1	2.3	2.3	3.3	3.2	2.5	2.0	4.2	4.7	4.7	5.7	5.6	5.7	6.3	6.4	5.7	6.0	5.8	6.3	7.7	8.4	8.7
Materials	0.0	-	0.4	1.1	2.1	2.3	2.1	3.1	2.5	2.9	4.1	4.7	4.7	5.7	5.6	5.7	6.1	6.4	5.7	6.0	5.8	6.1	7.7	8.4	8.7
FINANCIALS	23.2	23.5	23.3	20.5	20.0	20.0	24.2	25.3	22.3	23.8	22.8	22.6	23.5	23.3	22.8	23.2	24.8	24.5	26.3	27.3	27.1	25.5	23.0	20.3	27.8
Banks	7.5	8.5	11.9	13.1	13.6	13.6	11.4	11.9	13.8	13.6	14.5	15.1	14.1	14.1	14.1	14.3	14.7	14.5	12.7	14.9	14.9	13.4	11.0	8.3	15.9
Diversified Financials	3.7	2.1	2.1	1.8	1.3	4.9	6.3	6.9	3.5	3.3	3.4	3.5	3.3	3.0	3.5	3.9	3.3	3.4	4.1	4.0	4.9	4.6	4.5	3.6	3.9
Real Estate	0.9	2.1	1.0	0.9	-	-	1.1	1.5	1.4	1.8	1.4	1.1	1.3	1.7	1.7	1.6	1.6	1.6	1.7	1.7	1.7	1.8	1.7	1.0	2.1
Insurance	9.1	8.8	5.0	4.6	4.0	3.4	3.3	3.0	3.6	3.1	3.5	2.8	2.7	3.3	4.5	4.4	5.1	4.9	5.7	5.6	5.8	5.6	5.7	5.3	4.9
INFORMATION TECHNOLOGY	25.2	14.8	10.6	10.8	10.6	15.0	12.0	13.3	14.8	10.0	11.5	11.0	11.5	11.7	12.0	11.8	11.3	10.3	10.4	10.0	9.7	8.7	8.0	9.3	5.4
Semiconductors & Semiconductor Equipment	-	-	-	-	1.4	2.1	4.6	3.4	3.0	1.0	1.0	1.3	1.8	1.4	1.5	1.6	0.7	0.7	0.8	0.7	0.7	0.6	0.6	0.6	0.7
Software & Services	9.5	2.1	2.1	3.6	3.0	2.1	2.7	1.8	5.6	5.6	6.1	6.1	6.3	5.9	6.0	5.8	5.7	4.6	4.7	5.2	5.2	4.2	4.3	4.1	1.0
Technology Hardware & Equipment	15.7	11.6	8.4	8.2	5.2	6.8	5.6	7.0	6.2	4.3	4.3	4.4	5.3	4.5	4.5	4.5	4.9	4.8	5.0	4.1	3.9	3.9	4.0	4.4	2.7
TELECOMMUNICATION SERVICES	14.3	10.4	7.3	7.5	9.6	10.7	11.0	11.0	8.7	8.6	11.0	10.6	10.2	9.0	7.3	6.3	5.6	5.2	5.4	4.7	4.8	7.3	7.2	8.8	5.6
Telecommunication Services	14.3	10.4	7.3	7.5	9.6	10.7	11.0	11.9	8.7	8.6	11.9	10.6	10.1	9.0	7.1	6.3	5.6	5.2	5.4	4.7	4.8	7.1	7.2	8.8	5.6
UTILITIES	3.0	3.3	4.4	4.3	4.3	2.0	3.5	0.5	0.5	0.6	0.7	0.9	3.0	3.7	2.2	2.3	3.3	2.2	2.0	2.3	2.6	2.6	2.5	3.2	5.2
Utilities	3.0	2.1	4.4	4.1	4.3	2.0	3.5	0.5	0.5	0.6	0.7	0.9	3.0	3.7	2.1	2.3	3.1	2.1	2.0	2.3	2.6	2.6	2.5	3.1	5.1
CASH	10.2	10.4	(0.3)	3.7	2.2	1.0	0.8	0.8	1.5	3.4	0.2	5.3	1.6	0.8	0.6	3.3	0.5	2.7	3.3	3.7	0.0	3.6	0.0	3.7	-
TOTAL	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the International Growth title page.

Sit International Growth Fund

Portfolio Summary By Economic Sector

As Of September 30, 2007 In ($000)

CONSUMER DISCRETIONARY	MKT VAL	% PF
PUMA AG	634	1.5%
CENTRAL EUROPEAN MEDIA E	614	1.5%
YAMADA DENKI	514	1.3%
BURBERRY GROUP	479	1.2%
HONDA MOTOR CO	376	0.9%
WALMART DE MEXICO SAB	324	0.8%
PHILIPS ELECTRONICS NEW	323	0.8%
VERIFONE HLDGS INC	245	0.6%
NEWS CORP LTD CL A	224	0.5%
WPP GROUP ORD PLC	207	0.5%
PEARSON PLC ADR	190	0.5%
SONY CORP	173	0.4%
	4,305	10.5%

CONSUMER STAPLES	MKT VAL	% PF
NESTLE SA	700	1.7%
TESCO	612	1.5%
RECKITT BENCKISER PLC	575	1.4%
ITO EN, LTD	430	1.0%
DANONE	376	0.9%
KAO CORP	328	0.8%
ASAHI BREWERIES #2502	312	0.8%
KIRIN HOLDINGS CO, LTD	172	0.4%
	3,505	8.5%

ENERGY	MKT VAL	% PF
SCHLUMBERGER LTD	1,113	2.7%
PETROCHINA CO LTD H	634	1.5%
TOTAL	558	1.4%
TENARIS S A ADR	518	1.3%
NIPPON MITSUBISHI OIL CO	482	1.2%
BP PLC ADR	354	0.9%
CORE LABORATORIES N V	127	0.3%
	3,787	9.2%

FINANCIALS	MKT VAL	% PF
AXA	542	1.3%
SUN HUNG KAI PROP	533	1.3%
MUENCHENER RUCKVER REG	475	1.2%
AUSTAN ZEALAND BANK ORD	458	1.1%
AFLAC INC	439	1.1%
ALLIANZ SE	431	1.1%
ANGLO IRISH BANK CORP	405	1.0%
UBS AG	391	1.0%
AZIMUT HLDG S.P.A	389	0.9%
HSBC HOLDINGS PLC	387	0.9%
ICICI BK LTD ADR	343	0.8%
SUMITOMO MITSUI FINL GR	327	0.8%
BCA POP DI MILANO	316	0.8%
ROYAL BK SCOT GRP	302	0.7%
HONG KONG LAND HLDG	297	0.7%
ING GROEP NV	288	0.7%
MILLEA HOLDINGS IN	281	0.7%
BNP PARIBAS	274	0.7%
MITSUBISHI UFJ	237	0.6%
CREDIT SUISSE GROUP	220	0.5%
DEUTSCHE BANK AG NAMEN	193	0.5%
RAIFFEISEN INTL BK	180	0.4%
BANCO BILBAO VIZCAYA ARG ADR	177	0.4%
	7,886	19.2%

HEALTH CARE	MKT VAL	% PF
NOVARTIS	692	1.7%
ROCHE HLDGS AG	681	1.7%
TAKEDA CHEMICAL IND	527	1.3%
FRESENIUS SE	406	1.0%
SYNTHES, INC	404	1.0%
GLAXOSMITHKLINE ADR	378	0.9%
GENMAB AS	152	0.4%
	3,239	7.9%

INDUSTRIALS	MKT VAL	% PF
VESTAS WIND SYSTEM	1,024	2.5%
FANUC JPY50	601	1.5%
KUEHNE&NAGEL INTL	565	1.4%
SIEMENS AG	533	1.3%
EAST JAPAN RAILWAY	512	1.2%
BAE SYSTEMS	441	1.1%
ABB LTD - ADR	438	1.1%
PANALPINA WELT AG	356	0.9%
SHIMIZU CORP	310	0.8%
MITSUI OSK LINES LTD	259	0.6%

INFORMATION TECHNOLOGY	MKT VAL	% PF
SAP ORDS	636	1.6%
CANON	572	1.4%
NOKIA CORP ADR	571	1.4%
ERICSSON L M TEL CO ADR	537	1.3%
INDIA FUND INC	516	1.3%
AMDOCS LTD	283	0.7%
BUSINESS OBJECTS SA ADR	256	0.6%
SAMSUNG ELEC GDR	235	0.6%
RESEARCH IN MOTION LTD	118	0.3%
	3,724	9.1%

MATERIALS	MKT VAL	% PF
BHP BILLITON LTD	1,855	4.5%
RIO TINTO PLC ADR	1,511	3.7%
AGRIUM INC	479	1.2%
	3,844	9.4%

TELECOMMUNICATION SERVICES	MKT VAL	% PF
NII HOLDINGS INC	813	2.0%
VODAFONE GROUP	663	1.6%
TELEFONICA SA	633	1.5%
TELENOR ASA	608	1.5%
CHINA MOBILE LIMITED - ADR	566	1.4%
KDDI CORP	341	0.8%
	3,624	8.8%

UTILITIES	MKT VAL	% PF
VEOLIA ENVIRONMENT	1,124	2.7%
ENEL S.P.A.	203	0.5%
	1,326	3.2%

CASH	713	1.7%
TOTAL	40,993	100.0%

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the International Growth title page.

Sit International Growth Fund

Top 25 Holdings

September 30, 2007

SECURITY	COUNTRY	SECTOR	MARKET VALUE (000)	% PF	2008 P/E Ratio	IBES EST LTG
BHP BILLITON LTD	AUSTRALIA	MATERIALS	1,855	4.5%	12.6	5.1
RIO TINTO PLC ADR	AUSTRALIA	MATERIALS	1,511	3.7%	11.3	23.9
VEOLIA ENVIRONMENT	FRANCE	UTILITIES	1,124	2.7%	22.0	14.0
SCHLUMBERGER LTD	FRANCE	ENERGY	1,113	2.7%	20.6	20.0
VESTAS WIND SYSTEM	DENMARK	INDUSTRIALS	1,024	2.5%	200.2	21.5
NII HOLDINGS INC	MEXICO	TELECOMMUNICATION SERVICES	813	2.0%	22.6	38.0
NESTLE SA	SWITZERLAND	CONSUMER STAPLES	700	1.7%	17.3	11.0
NOVARTIS	SWITZERLAND	HEALTH CARE	692	1.7%	15.0	7.5
ROCHE HLDGS AG	SWITZERLAND	HEALTH CARE	681	1.7%	16.5	12.0
VODAFONE GROUP	GREAT BRITAIN	TELECOMMUNICATION SERVICES	663	1.6%	14.6	3.0
SAP ORDS	GERMANY	INFORMATION TECHNOLOGY	636	1.6%	21.5	13.3
PUMA AG	GERMANY	CONSUMER DISCRETIONARY	634	1.5%	15.3	9.0
PETROCHINA CO LTD H	CHINA	ENERGY	634	1.5%	16.8	3.1
TELEFONICA SA	SPAIN	TELECOMMUNICATION SERVICES	633	1.5%	13.0	8.7
CENTRAL EUROPEAN MEDIA E	CZECH REPUBLIC	CONSUMER DISCRETIONARY	614	1.5%	21.3	N/A
TESCO	GREAT BRITAIN	CONSUMER STAPLES	612	1.5%	15.8	10.9
TELENOR ASA	NORWAY	TELECOMMUNICATION SERVICES	608	1.5%	14.2	15.3
FANUC JPY50	JAPAN	INDUSTRIALS	601	1.5%	19.8	3.1
RECKITT BENCKISER PLC	GREAT BRITAIN	CONSUMER STAPLES	575	1.4%	20.6	12.3
CANON	JAPAN	INFORMATION TECHNOLOGY	572	1.4%	15.1	9.5
NOKIA CORP ADR	FINLAND	INFORMATION TECHNOLOGY	571	1.4%	18.6	11.5
CHINA MOBILE LIMITED - ADR	CHINA	TELECOMMUNICATION SERVICES	566	1.4%	22.7	25.3
KUEHNE& NAGEL INTL	SWITZERLAND	INDUSTRIALS	565	1.4%	20.1	19.6
TOTAL	FRANCE	ENERGY	558	1.4%	10.4	2.2
AXA	FRANCE	FINANCIALS	542	1.3%	10.2	4.0
Number of Equity Holdings = 87		Total		46.6 %		

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on the International Growth title page.

Sit International Growth Fund

Performance Attribution
SMF605 vs. MSCI EAFE Growth
9/29/2006 to 9/28/2007
U.S. Dollar
SMF605

	Sit International Growth Fund			MSCI EAFE Growth			Attribution Analysis			
Sector	Average Weight	Total Return (Base)	Total Return (Local)	Average Weight	Total Return (Base)	Total Return (Local)	Stock Selection (Local)	Allocation Effect (Local)	Currency Effect	Total Effect (Base)
Industrials	10.41	59.24	49.36	14.96	38.06	26.73	1.88	-0.45	-0.23	1.20
Telecommunication Services	6.42	50.42	43.07	3.51	47.31	32.10	0.70	0.42	-0.41	0.71
Health Care	9.29	5.56	-1.00	11.07	3.68	-4.49	0.43	0.50	-0.22	0.70
Energy	8.62	43.04	39.80	3.89	43.55	26.26	0.92	0.58	-0.89	0.60
Materials	6.61	97.77	81.90	12.06	59.38	44.16	1.92	-1.28	-0.24	0.40
Utilities	2.54	46.99	30.27	3.85	40.27	26.99	0.05	0.08	0.01	0.14
[Cash]	1.21	4.97	4.97	0.00	0.00	0.00	0.00	-0.23	-0.15	-0.39
Consumer Discretionary	11.11	16.51	11.54	13.76	23.29	13.53	-0.17	0.15	-0.49	-0.51
Information Technology	9.17	20.16	17.46	8.62	25.22	15.98	0.08	-0.07	-0.59	-0.59
Financials	25.12	11.91	4.23	17.58	12.64	3.91	0.14	-1.02	-0.34	-1.22
Consumer Staples	9.52	14.04	6.87	10.71	34.18	21.13	-1.39	0.01	-0.46	-1.85
Total	**100.00**	**27.32**	**20.31**	**100.00**	**28.10**	**17.07**	**4.57**	**-1.33**	**-4.03**	**-0.79**

Source: FactSet Research Systems Note: Returns Are Estimated

IX. Biographical Data

Senior Investment Management

Eugene C. Sit, CFA

Responsibilities:	**Chairman, CEO and Global Chief Investment Officer**	
Professional Experience:	1981-Present	Sit Investment Associates, Inc.
	1976-1981	IDS Advisory, President and CIO
	1968-1976	IDS Mutual Funds, Portfolio Manager
	1960-1968	Commonwealth Edison, Financial Assistant
Education:	DePaul University, BSC Accounting (1960)	
	Certified Public Accountant	
Investment Experience:	44 Years	
Age:	69	
E-mail:	ecs@sitinvest.com	

Peter L. Mitchelson, CFA

Responsibilities:	**Vice Chairman and Chief Strategist**	
Professional Experience:	1981-Present	Sit Investment Associates, Inc.
	1978-1981	IDS Advisory Senior Vice President
	1968-1978	McLean, Budden Limited, Montreal
Education:	Harvard University, Harvard Business School, MBA (1966)	
	University of Toronto, BComm (1964)	
Investment Experience:	39 Years	
Age:	66	
E-mail:	plm@sitinvest.com	

Roger J. Sit

Responsibilities:	**President and Deputy Chief Investment Officer**	
Professional Experience:	1998-Present	Sit Investment Associates, Inc.
	1991-1998	Goldman Sachs & Co. Vice President, Senior Equity Research Analyst
	1984-1990	Captain, United States Air Force
Education:	Harvard University, Harvard Business School, MBA (1991)	
	University of Southern California, MS Systems Technology (1987)	
	United States Air Force Academy, BS (1984)	
Investment Experience:	17 Years	
Age:	45	
E-mail:	rjs@sitinvest.com	

Equity Biographies – Sector Specialists

Ronald D. Sit, CFA

Responsibilities:	**Vice President - Research and Investment Management**	
		Retail/Consumers
Professional Experience:	1984-Present	Sit Investment Associates, Inc.
	1981-1982	Gelco Corporation, Treasury Assistant
	1977	Piper Jaffray, Research Assistant
Education:	Northwestern University, MM (1984)	
	Northwestern University, BA (1981)	
Inv. Exp.:	23 Years	
Age:	48	
E-mail:	rds@sitinvest.com	

Kent L. Johnson, CFA

Responsibilities:	**Vice President - Research and Investment Management**	
		Financials/Capital Goods
Professional Experience:	1989-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, MBA (1995)	
	University of Minnesota, BS (1989)	
Inv. Exp.:	18 Years	
Age:	42	
E-mail:	klj@sitinvest.com	

Robert W. Sit, CFA

Responsibilities:	**Vice President - Research and Investment Management**	
		Technology/Energy
Professional Experience:	1993-Present	Sit Investment Associates, Inc.
	1991-1993	Sit/Kim International Investment Associates, Inc., Research Associate
Education:	Northwestern University, MBA (2002)	
	DePauw University (IN), BA (1991)	
Inv. Exp.:	16 Years	
Age:	38	
E-mail:	rws@sitinvest.com	

David A. Brown, CFA, CPA

Responsibilities:	**Vice President - Research and Investment Management**	
		Consumer/Accounting
Professional Experience:	1997-Present	Sit Investment Associates, Inc.
	1986-1997	KPMG PeatMarwick LLP, Director of Financial Services Corporate Finance Practice
Education:	University of North Dakota, BBA (1986)	
Inv. Exp.:	13 Years	
Age:	43	
E-mail:	dab@sitinvest.com	

Equity Biographies – Sector Specialists

Michael J. Stellmacher, CFA

Responsibilities:	**Vice President – Research and Investment Management**	
		Energy/Telecommunications/Chemicals
Professional Experience:	2001-Present	Sit Investment Associates, Inc.
	1987-2000	The Pillsbury Company, Manager – Benefits Investment, Senior Economist
	1984-1987	Tri/Valley Growers, Manager - Economic Research
	1979-1983	U.S. Department of Agriculture, Agricultural Economist
Education:	University of Minnesota, MBA (1991)	
	Oklahoma State University, MS (1979)	
	University of Wisconsin – Madison, BS (1977)	
Inv. Exp.:	16 Years	
Age:	52	
E-mail:	mjs@sitinvest.com	

John M. Bernstein

Responsibilities:	**Equity Research Analyst**	
		Financials
Professional Experience:	1995-Present	Sit Investment Associates, Inc.
	1993-1994	Exponential Partners, Analyst
Education:	University of Minnesota, MBA (1992)	
	Carleton College, BA (1986)	
Inv. Exp.:	13 Years	
Age:	43	
E-mail:	jmb@sitinvest.com	

Scott A. Spalding, CFA

Responsibilities:	**Institutional Marketing**	
Professional Experience:	2006-Present	Sit Investment Associates, Inc.
	1999-2006	FAF Advisors, Inc., Director, Consultant
	1994-1999	Piper Jaffray, Marketing and Sales
Education:	Winona State University, BA Accounting (1994)	
Inv. Exp.:	8 Years	
Age:	36	
E-mail:	sas@sitinvest.com	

Matthew T. Loucks, CFA

Responsibilities:	**Equity Research Analyst**	
		Health Care
Professional Experience:	2005-Present	Sit Investment Associates, Inc.
	2001-2005	William Blair & Co.
	1998-1999	Banc of America Securities
	1995-1998	JP Morgan & Co.
Education:	University of Chicago, Graduate School of Business, MBA (2001)	
	University of Chicago, BA (1995)	
Inv. Exp.:	12 Years	
Age:	33	
E-mail:	mtl@sitinvest.com	

Equity Biographies – Sector Specialists

Douglas A. Mikkonen, CFA

Responsibilities:	**Equity Research Analyst**	
		Technology
Professional Experience:	1992-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, BS (1992)	
Inv. Exp.:	8 Years	
Age:	37	
E-mail:	dam@sitinvest.com	

Stacey M. Curme

Responsibilities:	**Equity Trader/Equity Research Associate**	
		Minnesota Companies
Professional Experience:	1993-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, MBA (2001)	
	University of Minnesota, BS (1993)	
Inv. Exp.:	9 Years	
Age:	36	
E-mail:	smc@sitinvest.com	

Lori C. Hanson

Responsibilities:	**Equity Research Associate**	
		Quantitative/Consumer
Professional Experience:	1999-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, MBA (Present)	
	Cornell College, BA (1999)	
Inv. Exp.:	6 Years	
Age:	30	
E-mail:	lch@sitinvest.com	

Bradley W. Meyer

Responsibilities:	**Equity Trader/Equity Research Assistant**	
		Quantitative
Professional Experience:	2001-Present	Sit Investment Associates, Inc.
	2000-2001	Investment Advisers, Inc.
Education:	University of Minnesota, MBA (Present)	
	Gustavus Adolphus College, BA (1998)	
Inv. Exp.:	3 Years	
Age:	31	
E-mail:	bwm@sitinvest.com	

Equity Biographies – Sector Specialists

Dawn M. Frandrup

Responsibilities:	**Equity Research Assistant**	
Professional Experience:	2000-Present	Sit Investment Associates, Inc.
Education:	Capella University, BS Finance (Present)	
Inv. Exp.:	2 Years	
Age:	30	
E-mail:	dmf@sitinvest.com	

Equity Biographies – Geographic Specialists

Raymond E. Sit

Responsibilities:	**Vice President – Research and Investment Management** SE Asia, Japan and Developing Markets
Professional Experience:	1992-Present Sit/Kim International Investment Associates, Inc. 1988-1992 Tecolote Research, Inc., Cost Analyst
Education:	Pepperdine University, MBA (1990) University of Minnesota, BS (1987)
Inv. Exp.:	15 Years
Age:	42
E-mail:	res@sitinvest.com

Janet K. Kinzler

Responsibilities:	**Equity Research Analyst** Europe
Professional Experience:	2001-Present Sit/Kim International Investment Associates, Inc. 2000-2001 SCA Consulting, Principal 1997-1999 Credit Suisse First Boston, V.P., European Airline Industry Analyst 1992-1997 Northwest Airlines, Director Business and Financial Analysis
Education:	University of Pennsylvania, Wharton School, MBA (1992) University of Michigan, BBA (1986)
Inv. Exp.:	14 Years
Age:	42
E-mail:	jkk@sitinvest.com

Tasha M. Murdoff

Responsibilities:	**Equity Research Analyst**
Professional Experience:	1998-Present Sit Investment Associates, Inc. 1995-1998 Sit Mutual Funds
Education:	University of St. Thomas, MBA (2002) Augsburg College, BA (1997)
Inv. Exp.:	11 Years
Age:	31
E-mail:	tmm@sitinvest.com

Fixed Income Team Biographies

Michael C. Brilley

Responsibilities:	**President – Senior Fixed Income Officer**	
Professional Experience:	1984-Present	Sit Investment Associates, Inc.
	1974-1984	First Bank, N.A., Vice President
	1970-1974	Merchant National Bank of Indianapolis, Investment Officer
	1968-1970	Continental Illinois National Bank of Chicago, Investment Advisor
Education:	Milliken University, BS (1967)	
Inv. Exp.:	39 Years	
Age:	62	
E-mail:	mcb@sitinvest.com	

Debra A. Sit, CFA

Responsibilities:	**Senior Vice President – Senior Portfolio Manager** Tax-Exempt Portfolio Management	
Professional Experience:	1987-Present	Sit Investment Associates, Inc.
	1981-1985	Sit Investment Associates, Inc., Computer Application Specialist
Education:	University of Chicago, MBA (1987)	
	University of Minnesota, BA (1982)	
Inv. Exp.:	26 Years	
Age:	47	
E-mail:	das@sitinvest.com	

Bryce A. Doty, CFA

Responsibilities:	**Senior Vice President – Senior Portfolio Manager** Taxable Portfolio Management	
Professional Experience:	1995-Present	Sit Investment Associates, Inc.
	1988-1995	Minnesota Mutual Life Insurance Company, Investment Analyst
Education:	University of Minnesota, MBA (1992)	
	Hamline University, BA (1988)	
Inv. Exp.:	17 Years	
Age:	40	
E-mail:	bad@sitinvest.com	

Paul J. Jungquist, CFA, CPA

Responsibilities:	**Vice President – Fixed Income Credit Analyst and Senior Portfolio Manager**	
Professional Experience:	1994-Present	Sit Investment Associates, Inc.
	1990-1994	Twin Cities Testing, Assistant Controller
	1984-1990	Grant Thornton, Auditor
Education:	University of Minnesota, MBA (1993)	
	University of Notre Dame, BBA (1984)	
Inv. Exp.:	13 Years	
Age:	46	
E-mail:	pjj@sitinvest.com	

Fixed Income Team Biographies

Mark H. Book, CFA, CMA

Responsibilities:	**Vice President – Portfolio Manager and Fixed Income Analyst**	
Professional Experience:	2000-Present	Sit Investment Associates, Inc.
	1998-2000	US Bancorps Piper Jaffray, Corporate Strategist
	1997	Norwest Investment Management, Portfolio Manager
	1991-1996	Insight Investment Management, Portfolio Manager
	1986-1991	Reliastar Financial, Security Trader
Education:	University of Minnesota, MBA (1992)	
	University of Minnesota, BA (1986)	
Inv. Exp.:	20 Years	
Age:	44	
E-mail:	mhb@sitinvest.com	

Robert B. Harrigan

Responsibilities:	**Vice President – Institutional Marketing**	
Professional Experience:	1994-Present	Sit Investment Associates, Inc.
	1991-1994	EduServe Technologies, Inc., Vice President of Sales and Marketing
	1981-1991	Hemar, Inc., Vice President
	1969-1981	First Bank Minneapolis, Vice President
Education:	Stonier Graduate School of Banking at Rutgers (1974)	
	Notre Dame, BA (1966)	
Inv. Exp.:	41 Years	
Age:	63	
E-mail:	rbh@sitinvest.com	

Marci A. Lorge

Responsibilities:	**Senior Client Administrator and Money Market Trader**	
Professional Experience:	1988-Present	Sit Investment Associates, Inc.
	1987-1988	IRI Securities, Operations Manager
	1984-1987	Miller & Schroeder, Purchase and Sales
Education:	University of Wisconsin at Stevens Point, BS (1978)	
Inv. Exp.:	19 Years	
Age:	51	
E-mail:	mal@sitinvest.com	

Brian R. Gilbert

Responsibilities:	**Decision Support Systems**	
Professional Experience:	1994-Present	Sit Investment Associates, Inc.
	1992-1994	Norwest Mortgage, Inc., Coordinator of Conventional Post-Closing
	1990-1992	Carlson Companies, Coordinator of TS Project
Education:	Northwestern College, BA and BS (1990)	
Inv. Exp.:	13 Years	
Age:	40	
E-mail:	brg@sitinvest.com	

Fixed Income Team Biographies

Christopher M. Rasmussen

Responsibilities:	**Research Associate**	
Professional Experience:	1999-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, MBA (2004)	
	University of Minnesota, BSB (2001)	
Inv. Exp.:	4 Years	
Age:	27	
E-mail:	cmr@sitinvest.com	

Reid A. Kilberg

Responsibilities:	**Institutional Marketing**	
Professional Experience:	2005-present	Sit Investment Associates, Inc.
	2002-2005	Peregrine Capital Management, S: President, Client Service & Mark
	1999-2002	Compass Capital Management, D of Sales & Marketing
	1992-1999	Investment Advisors, Inc. Assoc. President – Institutional Sales
Education:	St. Olaf College, BA (1992)	
Inv. Exp.:	16 Years	
Age:	37	
E-mail:	rak@sitinvest.com	

Eric T. Nelmark

Responsibilities:	**Research Associate**	
Professional Experience:	2004-Present	Sit Investment Associates, Inc.
	2000-2003	Paladin Investment Associates
	1998-2000	Investment Advisers, Inc.
Education:	University of St. Thomas, MBA (2005)	
	Bethel University, BA (1998)	
Inv. Exp.:	8 Years	
Age:	31	
E-mail:	etn@sitinvest.com	

Todd S. Emerson, CFA

Responsibilities:	**Research Associate**	
Professional Experience:	2006-Present	Sit Investment Associates, Inc.
	2002-2006	Thomson West
	1998-2001	US Bank
	1994-1998	RBC Dain Rauscher
	1991-1993	Avco Financial Services
Education:	University of Minnesota, MBA (1994)	
	University of Wisconsin-Eau Claire, BBA (1991)	
Inv. Exp.:	13 Years	

Fixed Income Team Biographies

Brendan J. O'Sullivan

Responsibilities:	**Research Assistant**
Professional Experience:	1997-Present Sit Investment Associates, Inc.
Education:	University of St. Thomas, MBA (2006)
	University of Colorado at Boulder, BA (1995)
Inv. Exp.:	8 Years
Age:	35
E-mail:	bjo@sitinvest.com

International Consultants

Ambassador (Ret.) Burton Levin

Burton Levin entered the Foreign Service in 1954, serving in Taiwan, Indonesia and Thailand, and served as Consul General in Hong Kong from 1981 to 1986. In 1987-1990, he served as U.S. Ambassador to Burma. He retired from the Foreign Service in October 1990 to head the newly opened Hong Kong Office of the Asia Society. In August 1995, Ambassador Levin retired from the Asia Society to teach at Carleton College as the Sit Investment Visiting Professor of Asian Affairs.

Marvin Zonis

Marvin Zonis is currently a professor emeritus at the Graduate School of Business at the University of Chicago, where he teaches courses on International Political Economy, Leadership, and Business Strategy in the era of E-Commerce. He also heads his own consulting firm, Marvin Zonis and Associates. Expert on world affairs, particularly the Middle East, he is also publisher of International Political Economy, a current affairs letter that analyzes the sources and effects of politics on business and markets. Marvin has testified before committees of Congress and served as an advisor to Eastern European governments, major corporations, and the United States government.

Lord Mark Marlesford

Lord Marlesford has been a member of the House of Lords since 1991. He has served on the Joint House of Lords & House of Commons European Legislation Scrutiny Committee and The House of Lords European Agricultural sub-committee and is currently the leading member of the House of Lords All Party Defence Study Group. In the 1970's Lord Marlesford was the special advisor to Prime Minister Edward Heath. In 1963 he was invited to join the Conservative Party Research Department in London where he remained until 1970. From 1974 until 1991 he was a political editor and parliamentary correspondent for The Economist Newspaper, where he wrote about British, Hong Kong and Chinese politics. He is also a consultant to several organizations on world economic and political development. He began his career with military service, commissioned to the famous Coldstream Guards as a second lieutenant and has held various managerial positions in economic research and sales at Fisons Ltd.

Ambassador (Ret.) Jésus Silva-Herzog

Ambassador Silva-Herzog is an economist, with a Bachelor's degree from the National Autonomous University of Mexico (UNAM) and a M.A. from Yale University. He has served in the positions of Secretary of Finance (1982-1986), Secretary of Tourism (1994), Ambassador to Spain (1991-1993), and Ambassador to the United States (1995-1997). The Ambassador has been a professor and lecturer at numerous universities in Mexico and abroad. He was a candidate for the government of Mexico City in the year 2000 and has written several books and articles in the economic and financial fields.